HIGH POINT RESOURCES INC.

Renewal Annual Information Form

For the year ended December 31, 2004

March 21, 2005

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TABLE OF CONTENTS

ABBREVIATIONS

3

CONVERSIONS

3

CERTAIN DEFINITIONS

4

FORWARD-LOOKING STATEMENTS

6

BACKGROUND

7

GENERAL DEVELOPMENT OF THE BUSINESS

8

EXPLORATION AND DEVELOPMENT STRATEGY

10

STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION

11

Disclosure of Reserves Data

11

Reserves Data (Constant Prices and Costs)

12

Reserves Data (Forecast Prices and Costs)

14

Reconciliations of Changes in Reserves and Future Net Revenue

19

Additional Information Relating to Reserves Data

20

Undeveloped Reserves

20

Significant Factors or Uncertainties

20

Future Development Costs

21

Other Oil and Gas Information

21

Principal Properties

21

Minor Assets

23

Oil And Gas Wells

24

Properties with no Attributable Reserves

24

Marketing and Forward Contracts

25

Additional Information Concerning Abandonment and Reclamation Costs

25

Tax Horizon

25

Capital Expenditures

26

Exploration and Development Activities

26

Production Estimates

26

Production History

27

SELECTED FINANCIAL INFORMATION

28

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATING RESULTS

28

DIVIDEND POLICY

28

DESCRIPTION OF CAPITAL STRUCTURE

29

MARKET FOR SECURITIES

29

DIRECTORS AND OFFICERS

30

AUDIT COMMITTEE INFORMATION

32

HUMAN RESOURCES

33

AUDITORS, TRANSFER AGENT AND REGISTRAR

33

LEGAL PROCEEDINGS

33

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

33

MATERIAL CONTRACTS

33

INTERESTS OF EXPERTS

33

INDUSTRY CONDITIONS

34

RISK FACTORS

38

ADDITIONAL INFORMATION

44

APPENDIX 1

Form 51-101F3 – Report on Management and Directors on Oil and Gas Disclosure

Form 51-101F2 – Report on Reserves Data

APPENDIX 2

Audit Committee Mandate and Terms of Reference

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ABBREVIATIONS

Oil and Natural Gas Liquids		Natural Gas

bbl	barrel	mcf	thousand cubic feet
bbls	barrels	mmcf	million cubic feet
mbbls	thousand barrels	mcf/d	thousand cubic feet per day
mmbbls	million barrels	mmcf/d	million cubic feet per day
mstb	1,000 stock tank barrels	mmbtu	million British Thermal Units
bbls/d	barrels per day	mcf	billion cubic feet
BOPD	barrels of oil per day	GJ	gigajoule
NGLs	natural gas liquids	mm	Million
stb	standard tank barrels

Other

AECO

EnCana Corp.'s natural gas storage facility located at Suffield, Alberta.

API

American Petroleum Institute

°API

an indication of the specific gravity of crude oil measured on the API gravity scale.

ARTC

Alberta Royalty Tax Credit

boe

barrel of oil equivalent of natural gas and crude oil on the basis of 1 BOE for 6 Mcf of natural gas (this conversion factor is an industry accepted norm and is not based on either energy content or current prices)

boe/d

barrel of oil equivalent per day

m3

cubic metres

mboe

1,000 barrels of oil equivalent

$000s or M$

thousands of dollars

WTI

West Texas Intermediate, the reference price paid in U.S. dollars at Cushing, Oklahoma for crude oil of standard grade

CONVERSIONS

To Convert From	To	Multiply By
Mcf	Cubic metres	28.174
Cubic metres	Cubic feet	35.494
Bbls	Cubic metres	0.159
Cubic metres	Bbls oil	6.290
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometres	1.609
Kilometres	Miles	0.621
Acres (Alberta)	Hectares	0.400
Hectares (Alberta)	Acres	2.500
Acres (British Columbia)	Hectares	0.405
Hectares (British Columbia)	Acres	2.471

Disclosure provided herein in respect of BOEs may be misleading, particularly if used in isolation.  A BOE conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

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CERTAIN DEFINITIONS

In this Annual Information Form, the following words and phrases have the following meanings, unless the context otherwise requires:

"ABCA" means the Business Corporations Act (Alberta);

"COGE Handbook" means the Canadian Oil and Gas Evaluation Handbook prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum;

"Development costs" means costs incurred to obtain access to reserves and to provide facilities for extracting, treating, gathering and storing the oil and gas from reserves.  More specifically, development costs, including applicable operating costs of support equipment and facilities and other costs of development activities, are costs incurred to:

(a)

gain access to and prepare well locations for drilling, including surveying well locations for the purpose of determining specific development drilling sites, clearing ground draining, road building, and relocating public roads, gas lines and power lines, pumping equipment and wellhead assembly;

(b)

drill and equip development wells, development type stratigraphic test wells and service wells, including the costs of platforms and of well equipment such as casing, tubing, pumping equipment and wellhead assembly;

(c)

acquire, construct and install production facilities such as flow lines, separators, treaters, heaters, manifolds, measuring devices and production storage tanks, natural gas cycling and processing plants, and central utility and waste disposal systems; and

(d)

provide improved recovery systems.

"Exploration costs" means costs incurred in identifying areas that may warrant examination and in examining specific areas that are considered to have prospects that may contain oil and gas reserves, including costs of drilling exploratory wells and exploratory type stratigraphic test wells.  Exploration costs may be incurred both before acquiring the related property and after acquiring the property.  Exploration costs, which include applicable operating costs of support equipment and facilities and other costs of exploration activities, are:

(a)

costs of topographical, geochemical, geological and geophysical studies, rights of access to properties to conduct those studies, and salaries and other expenses of geologists, geophysical crews and others conducting those studies;

(b)

costs of carrying and retaining unproved properties, such as delay rentals, taxes (other than income and capital taxes) on properties, legal costs for title defence, and the maintenance of land and lease records;

(c)

dry hole contributions and bottom hole contributions;

(d)

costs of drilling and equipping exploratory wells; and

(e)

costs of drilling exploratory type stratigraphic test wells.

"GLJ" means Gilbert Laustsen Jung Associates Ltd.;

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"GLJ Report" means the report of GLJ dated March 14, 2005 evaluating the crude oil, natural gas liquids and natural gas reserves of the Corporation as at December 31, 2004;

"Gross" means:

(a)

in relation to the Corporation's interest in production and reserves, its "Corporation gross reserves", which are the Corporation's interest (operating and non-operating) share before deduction of royalties and without including any royalty interest of the Corporation;

(b)

in relation to wells, the total number of wells in which the Corporation has an interest; and

(c)

in relation to properties, the total area of properties in which the Corporation has an interest.

"High Point Shares" means the common shares in the capital of High Point;

"Net" means:

(a)

in relation to the Corporation's interest in production and reserves, the Corporation's interest (operating and non-operating) share after deduction of royalties obligations, plus the Corporation's royalty interest in production or reserves.

(b)

in relation to wells, the number of wells obtained by aggregating the Corporation's working interest in each of its gross wells; and

(c)

in relation to the Corporation's interest in a property, the total area in which the Corporation has an interest multiplied by the working interest owned by the Corporation.

"NI 51-101" means National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities;

Certain other terms used herein but not defined herein are defined in NI 51-101 and, unless the context otherwise requires, shall have the same meanings herein as in NI 51-101.

Unless otherwise specified, information in this Annual Information Form is as at the end of the Corporation's most recently completed financial year, being December 31, 2004.

All dollar amounts herein are in Canadian dollars, unless otherwise stated.

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FORWARD-LOOKING STATEMENTS

Some of the statements contained herein including, without limitation, financial and business prospects and financial outlooks, may be forward-looking statements which reflect management's expectations regarding future plans and intentions, growth, results of operations, performance and business prospects and opportunities.  Words such as "may", "will", "should", "could", "anticipate", "believe", "expect", "intend", "plan", "potential", "continue" and similar expressions have been used to identify these forward-looking statements.  These statements reflect management's current beliefs and are based on information currently available to management.  Forward-looking statements involve significant risk and uncertainties.  A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements including, but not limited to, changes in general economic and market conditions and other risk factors.  Although the forward-looking statements contained herein are based upon what management believes to be reasonable assumptions, management cannot assure that actual results will be consistent with these forward-looking statements.  Investors should not place undue reliance on forward-looking statements.  These forward-looking statements are made as of the date hereof and the Corporation assumes no obligation to update or review them to reflect new events or circumstances.

Forward-looking statements and other information contained herein concerning the oil and gas industry and the Corporation's general expectations concerning this industry is based on estimates prepared by management using data from publicly available industry sources as well as from reserve reports, market research and industry analysis and on assumptions based on data and knowledge of this industry which the Corporation believes to be reasonable.  However, this data is inherently imprecise, although generally indicative of relative market positions, market shares and performance characteristics.  While the Corporation is not aware of any misstatements regarding any industry data presented herein, the industry involves risks and uncertainties and is subject to change based on various factors.

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BACKGROUND

The Corporation was incorporated as 607572 Alberta Ltd. under the ABCA on April 15, 1994.  On June 24, 1994, High Point changed its name to High Point Energy Corp.  High Point acquired all of the Class A Shares of Cottonwood Oil and Gas Ltd. ("Cottonwood"), a corporation incorporated under the ABCA, and High Point amalgamated with Cottonwood on September 12, 1995 under the ABCA.  Effective April 9, 2002, the Articles of High Point were amended whereby the Class A common shares were redesignated as common shares on a one for one basis and the Class B common shares were deleted from the authorized capital.

Effective June 19, 2002, pursuant to a Plan of Arrangement (the "Arrangement") under the ABCA, High Point acquired all of the issued and outstanding common shares of Mesquite Exploration Ltd. ("Mesquite") and concurrently therewith consolidated the issued and outstanding common shares of High Point (the "High Point Shares") on the basis of one post-consolidation High Point Share for each three High Point Shares previously outstanding and High Point changed its name to High Point Resources Inc.  Pursuant to the Arrangement, High Point issued one post-consolidation High Point Share for each issued and outstanding Mesquite share.

At the time of the acquisition of Mesquite by High Point pursuant to the Arrangement, Mesquite had two wholly-owned subsidiaries, each incorporated under the ABCA, being Mesquite Acquisitions Inc. and Mesquite Exploration (SK Assets) Ltd., which became indirect wholly-owned subsidiaries of the Corporation.  High Point also acquired the Mesquite Production Partnership (the "Mesquite Partnership"), the partners of which were Mesquite Exploration (SK Assets) Ltd. and Mesquite and of which Mesquite was the managing partner.

On June 17, 2002, prior to the Arrangement, Mesquite amalgamated with two wholly-owned subsidiaries being KB Resources Inc. and Mesquite Exploration Holdings Inc.

As at December 31, 2002, Mesquite was a direct wholly-owned subsidiary of High Point.

On January 1, 2003, Mesquite Acquisitions Inc. was amalgamated with Mesquite and Mesquite was subsequently amalgamated with High Point.

Effective January 1, 2003, Mesquite Exploration (SK Assets) Ltd. changed its name to High Point (SK Assets) Ltd. and the Mesquite Partnership changed its name to High Point Partnership.  As a result of the amalgamations, High Point (SK Assets) Ltd. became a direct wholly-owned subsidiary of High Point.

Effective July 15, 2003, the Corporation acquired all of the issued and outstanding shares of Glacier Ridge Resources Ltd. ("Glacier Ridge") in exchange for an aggregate of: (i) $28.5 million in cash; (ii) 6,562,504 common shares of High Point; and (iii) non-interest bearing promissory notes due August 31, 2004 in an aggregate amount equal to a portion of the difference in reserve value of Glacier Ridge's properties on July 1, 2003 compared with April 1, 2003, and which will not exceed $4.2 million.  Subsequent to its acquisition by the Corporation, Glacier Ridge's name was changed to High Point GRR Ltd.

Unless the context otherwise requires, "High Point" or the "Corporation" means High Point Resources Inc. together with its wholly-owned subsidiaries High Point Exploration (SK Assets) Ltd., High Point GRR Ltd. 519907 Alberta Inc. and the High Point Partnership and any predecessors thereto.  The partners of the High Point Partnership are High Point,  High Point GRR Ltd. and High Point (SK Assets) Ltd. and High Point is the managing partner.

High Point's principal office is located at 1400, 255 – 5th Avenue SW, Calgary, Alberta, T2P 3G6 and its registered office is located at Suite 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9.

The High Point Shares trade on the Toronto Stock Exchange ("TSX") under the symbol "HPR".

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GENERAL DEVELOPMENT OF THE BUSINESS

High Point has been engaged in the exploration for and development of oil and gas for the last nine years.  High Point was virtually inactive due to limited financial resources prior to the reorganization in October 2001.

In October 2001 new management was recruited and capital added to revitalize High Point.  High Point changed its business strategy to concentrate on natural gas exploration and development in west central and north western Alberta and north eastern British Columbia.

On October 31, 2001, High Point issued 3,400,000 "flow-through" Special Warrants at $0.10 each and 500,000 Special Warrants at $0.10 each, each of which entitled the holder to acquire one Class A common share of High Point without the payment of any additional consideration.

By prospectus dated December 7, 2001, High Point issued an aggregate of 25,000,000 "flow-through" Class A common shares at an issue price of $0.40 per share for aggregate gross proceeds of $10 million and qualified the issuance of the 3,400,000 Class A common shares and 500,000 Class A common shares issuable on exercise of the Flow-Through Special Warrants and Special Warrants previously issued.

Effective June 19, 2002, High Point acquired all the issued and outstanding common shares of Mesquite pursuant to the Arrangement on the basis of one post-consolidation High Point Share for each issued and outstanding Mesquite share.  In connection therewith, High Point issued an aggregate of 18,869,383 post-consolidation High Point Shares.  Pursuant to the Arrangement, High Point also acquired the 657,286 outstanding common share purchase warrants of Mesquite and issued an aggregate of 657,286 common share purchase warrants of High Point ("High Point Warrants"), each of which entitled the holder to acquire one post-consolidation High Point Share at an exercise price of $1.90 until December 31, 2002.  In addition, the outstanding $3 million principal amount of convertible debentures of Mesquite were amended to become convertible into High Point Shares at a conversion price of $1.60 per share until January 2005.  As at June 19, 2002, after giving effect to the consolidation of the High Point Shares, the Arrangement and the issuance of the High Point Shares in exchange for Mesquite shares pursuant thereto, High Point had 30,760,008 High Point Shares issued and outstanding.  The Arrangement was accounted for as a reverse takeover whereby Mesquite was deemed to be the acquirer of High Point.

On July 31, 2002, the Corporation closed the sale of properties located in the Gift, Mitsue and Utikuma areas of Alberta to an arm's length party for total proceeds of approximately $16 million.  Proceeds of the sale were used to eliminate bank debt and increase the working capital position of the Corporation.  Net average daily production from these properties at the time of sale was 785 barrels from approximately 1.6 million barrels of proved reserves.

On October 31, 2002, High Point completed the private placement of 8,548,332 "flow-through" High Point Shares at $1.20 per share for aggregate gross proceeds of $10,258,001.

On March 12, 2003, High Point completed the private placement of 7,634,207 High Point Shares at $1.45 per share for aggregate gross proceeds of $11,069,600.15.

On June 24, 2003, High Point completed the private placement of: (i) 4,000,000 "flow-through" High Point Shares issued at a price of $2.00 per share; and (ii) 9,375,000 Subscription Receipts issued at a price of $1.60 each, each Subscription Receipt entitling the holder to receive one High Point Share, without the payment of any additional consideration, upon closing of the acquisition by High Point of all of the outstanding shares of Glacier Ridge.

On July 10, 2003, a $32 million revolving term credit facility was arranged with a Canadian chartered bank.  Collateral for the facility consisted of a $50,000,000 floating charge debenture over the Corporation's assets.  At December 31, 2003, $20 million was drawn under this facility.

On July 15, 2003, High Point completed the acquisition of Glacier Ridge in exchange for an aggregate of: (i) $28.5 million in cash; (ii) 6,562,504 High Point Shares; and (iii) non-interest bearing promissory notes due

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August 31, 2004 in an aggregate amount equal to a portion of the difference in reserve value of Glacier Ridge's properties on July 1, 2004 compared with April 1, 2003, and which will not exceed $4.2 million.

On November 17, 2003, a $15 million secured development bridge facility was arranged to finance winter drilling activities.  The lender received a 5% gross overriding royalty on selected future development projects, which was reduced to 1.6% when the facility was repaid in July, 2004.  The Corporation purchased the remaining gross overriding royalty on January 15, 2005.

On December 18, 2003, the High Point Shares commenced trading on the TSX and were voluntarily delisted from the TSX Venture Exchange.

On December 23, 2003, the Corporation completed a private placement of 3,200,000 "flow-through" High Point Shares issued at $2.50 per share for total gross proceeds of $8 million.

In March, 2004, all the holders of convertible debentures of the Corporation exercised their right to convert the debentures into High Point Shares at an effective price of $1.60 per High Point Share, with 1,875,000 High Point Shares being issued.

In May, 2004, the Corporation completed a private placement of 3,870,000 High Point Shares at a price of $1.95 per share and 3,000,000 flow-through High Point Shares at a price of $2.50 per share for total gross proceeds of $15,046,500.

On December 17, 2004, the Corporation’s revolving term credit facility with a Canadian chartered bank was increased to $60 million.  Collateral for the facility consisted of a $100,000,000 floating charge debenture over the Corporation's assets.  At year-end, $50 million was drawn under this facility.

On December 2, 2004, a standby $15 million secured development bridge facility was arranged to finance winter drilling activities.  The facility matures August 31, 2005.  Collateral for the facility was a second ranking floating charge debenture over the Corporation's assets.  On March 4, 2005, $7.5 million was drawn under the facility, with a second draw for the remainder planned before the end of March, 2005.

At December 31, 2004, there were 79,386,196 High Point Shares issued and outstanding.

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EXPLORATION AND DEVELOPMENT STRATEGY

The business plan of High Point is to create sustainable and profitable growth in the oil and gas industry in western Canada.  To accomplish this, High Point has pursued and will continue to pursue an integrated growth strategy including exploration and development drilling together with focused acquisitions within its initial geographic project areas in the deeper part of the Western Canadian Sedimentary Basin.

High Point focuses on exploration and development drilling in west central Alberta, and north eastern British Columbia.  High Point assembles large land blocks close to gas infrastructure and pursues strategic asset or corporate acquisitions of crude oil and natural gas properties.

High Point pursues the internal and external generation of exploration plays that have low to medium risk and multi-zone potential.  High Point plans to maintain a balance between exploration, exploitation and development drilling largely targeting natural gas reserves over the course of the next five years.  Management of High Point will consider asset and corporate acquisition opportunities that meet High Point's business parameters.  While High Point believes that it has the skills and resources necessary to achieve its stated objectives, participation in the exploration for and development of oil and natural gas has a number of inherent risks.

Management of High Point has industry experience in producing areas in western Canada in addition to its initial geographic areas of interest and has the capability to expand the scope of High Point's activities as opportunities arise.

In reviewing potential participations or acquisitions, High Point will consider the following criteria:

•

the ratio of risk to reward;

•

whether the opportunity has an anticipated pay-back period of less than three years;

•

whether the opportunity has an anticipated rate of return of greater than 20%;

•

whether the area possesses geological opportunities that have multi-zone potential;

•

whether the prospects have reservoir characteristics that are familiar to management;

•

the amount of potential for additional reservoir development;

•

the degree of near term market access;

•

whether sufficient infrastructure exists to provide for increased activity;

•

whether there are investments in a sufficient number of properties to reduce risk;

•

whether the properties exhibit reserve life of at least seven years;

•

the possibility of High Point becoming the operator; and

•

the ability of High Point to enhance the value of acquired properties through additional exploitation efforts, including improved production practices, additional development drilling, completion and tie-in of capped wells and improved marketing arrangements.

In addition to the above criteria, in circumstances where High Point seeks to acquire significant assets with proven reserves, prior to the investment decision being finalized High Point will generally obtain an independent engineering report (whether from the vendor of such assets or otherwise) relating to such proven reserves.

The Board of Directors of High Point may, in its discretion, approve asset or corporate acquisitions or investments that do not conform to these guidelines based upon its consideration of the qualitative aspects of the subject properties including risk profile, technical upside, reserve life and asset quality.

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STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION

The statement of reserves data and other oil and gas information set forth below (the "Statement") is dated March 9, 2005.  The effective date of the Statement is December 31, 2004 and the preparation date of the Statement is February 16,  2005.

Disclosure of Reserves Data

The reserves data set forth below (the "Reserves Data") is based upon an evaluation by GLJ contained in the GLJ Report.  The Reserves Data summarizes the crude oil, natural gas liquids and natural gas reserves of the Corporation and the net present values of future net revenue for these reserves using constant prices and costs and forecast prices and costs.  The GLJ Report has been prepared in accordance with the standards contained in the COGE Handbook and the reserve definitions contained in NI 51-101.  Additional information not required by NI 51-101 has been presented to provide continuity and additional information which we believe is important to the readers of this information.  The Corporation engaged GLJ to provide an evaluation of proved and proved plus probable reserves and no attempt was made to evaluate possible reserves.

All of the Corporation's reserves are in Canada and, specifically, in the provinces of Alberta and British Columbia.

It should not be assumed that the estimates of future net revenues presented in the tables below represent the fair market value of the reserves.  There is no assurance that the constant prices and costs assumptions and forecast prices and costs assumptions will be attained and variances could be material.  The recovery and reserve estimates of the Corporation's crude oil, natural gas liquids and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered.  Actual crude oil, natural gas and natural gas liquid reserves may be greater than or less than the estimates provided herein.

The Report of Management and Directors on Oil and Gas Disclosure and the Report on Reserves Data by the independent qualified reserves evaluator are attached in Appendix 1 hereto.

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Reserves Data (Constant Prices and Costs)

SUMMARY OF OIL AND GAS RESERVES

AND NET PRESENT VALUES OF FUTURE NET REVENUE

as of December 31, 2004

CONSTANT PRICES AND COSTS

	RESERVES
	LIGHT AND MEDIUM OIL		NATURAL GAS		NATURAL GAS LIQUIDS		TOTAL
RESERVES CATEGORY	Gross (mbbl)	Net (mbbl)	Gross (mmcf)	Net (mmcf)	Gross (mbbl)	Net (mbbl)	Gross (mboe)	Net (mboe)

PROVED
Developed Producing	4	3	37,470	28,634	1,360	959	7,609	5,735
Developed Non-Producing	55	47	2,164	1,643	120	80	535	401
Undeveloped	0	0	4,222	3,496	304	215	1,007	798
TOTAL PROVED	58	50	43,855	33,772	1,783	1,255	9,151	6,933

PROBABLE	91	71	10,668	8,122	509	345	2,377	1,770

TOTAL PROVED PLUS PROBABLE	149	122	54,524	41,894	2,292	1,600	11,528	8,704

	NET PRESENT VALUES OF FUTURE NET REVENUE ($000s)
	BEFORE INCOME TAXES DISCOUNTED AT (%/year)					AFTER INCOME TAXES DISCOUNTED AT (%/year)
RESERVES CATEGORY	0	5	10	15	20	0	5	10	15	20

PROVED
Developed Producing	181,002	133,389	106,371	89,244	77,469	146,580	111,491	91,069	77,821	68,525
Developed Non-Producing	13,848	10,894	9,033	7,760	6,835	9,231	7,175	5,861	4,949	4,276
Undeveloped	21,397	12,122	7,617	5,064	3,452	14,262	7,984	4,943	3,230	2,159
TOTAL PROVED	216,246	156,405	123,021	102,069	87,756	170,073	126,650	101,873	86,000	74,960

PROBABLE	51,474	28,313	18,491	13,403	10,354	33,990	18,353	11,698	8,235	6,151

TOTAL PROVED PLUS PROBABLE	267,720	184,719	141,512	115,472	98,110	204,063	145,003	113,571	94,235	81,111

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TOTAL FUTURE NET REVENUE

(UNDISCOUNTED)

as of December 31, 2004

CONSTANT PRICES AND COSTS

($000s)

RESERVES CATEGORY	REVENUE	ROYALTIES	OPERATING COSTS	DEVELOPMENT COSTS	WELL ABANDONMENT COSTS	FUTURE NET REVENUE BEFORE INCOME TAXES	INCOME TAXES	FUTURE NET REVENUE AFTER INCOME TAXES

Proved Reserves	364,667	74,046	66,419	6,361	1,594	216,246	46,173	170,073

Proved Plus Probable Reserves	459,141	95,186	82,792	11,665	1,778	267,720	63,657	204,063

FUTURE NET REVENUE

BY PRODUCTION GROUP

as of December 31, 2004

CONSTANT PRICES AND COSTS

RESERVES CATEGORY	PRODUCTION GROUP	FUTURE NET REVENUE BEFORE INCOME TAXES (discounted at 10%/year) ($000s)

Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	6,024
	Natural Gas (including by-products but excluding solution gas from oil wells)	116,997

Proved Plus Probable Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	6,406
	Natural Gas (including by-products but excluding solution gas from oil wells)	135,105

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Reserves Data (Forecast Prices and Costs)

SUMMARY OF OIL AND GAS RESERVES

AND NET PRESENT VALUES OF FUTURE NET REVENUE

as of December 31, 2004

FORECAST PRICES AND COSTS

	RESERVES
	LIGHT AND MEDIUM OIL		NATURAL GAS		NATURAL GAS LIQUIDS		TOTAL
RESERVES CATEGORY	Gross (mbbl)	Net (mbbl)	Gross (mmcf)	Net (mmcf)	Gross (mbbl)	Net (mbbl)	Gross (mboe)	Net (mboe)

PROVED
Developed Producing	4	3	37,454	28,636	1,363	966	7,609	5,742
Developed Non-Producing	54	47	2,176	1,652	120	80	537	402
Undeveloped	0	0	4,222	3,498	304	217	1,007	800
TOTAL PROVED	58	50	43,851	33,786	1,786	1,263	9,153	6,943

PROBABLE	91	72	10,685	8,141	507	346	2,378	1,774

TOTAL PROVED PLUS PROBABLE	148	121	54,537	41,927	2,293	1,608	11,531	8,717

	NET PRESENT VALUES OF FUTURE NET REVENUE ($000s)
	BEFORE INCOME TAXES DISCOUNTED AT (%/year)					AFTER INCOME TAXES DISCOUNTED AT (%/year)
RESERVES CATEGORY	0	5	10	15	20	0	5	10	15	20

PROVED
Developed Producing	157,571	118,049	95,381	80,907	70,890	131,090	101,399	83,867	72,377	64,247
Developed Non-Producing	12,331	9,785	8,192	7,103	6,309	8,224	6,433	5,286	4,483	3,883
Undeveloped	19,448	10,555	6,408	4,119	2,695	12,971	6,939	4,135	2,600	1,658
TOTAL PROVED	189,351	138,388	109,982	92,129	79,894	152,285	114,771	93,288	79,460	69,788

PROBABLE	48,224	25,740	16,483	11,822	9,085	31,915	16,687	10,390	7,202	5,322

TOTAL PROVED PLUS PROBABLE	237,574	164,128	126,465	103,951	88,978	184,200	131,458	103,678	86,662	75,110

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TOTAL FUTURE NET REVENUE

(UNDISCOUNTED)

as of December 31, 2004

FORECAST PRICES AND COSTS

($000s)

RESERVES CATEGORY	REVENUE	ROYALTIES	OPERATING COSTS	DEVELOPMENT COSTS	WELL ABANDONMENT COSTS	FUTURE NET REVENUE BEFORE INCOME TAXES	INCOME TAXES	FUTURE NET REVENUE AFTER INCOME TAXES

Proved Reserves	350,098	68,223	83,710	6,361	2,453	189,351	37,066	152,285

Proved Plus Probable Reserves	449,174	88,752	108,237	11,675	2,935	237,574	53,374	184,200

FUTURE NET REVENUE

BY PRODUCTION GROUP

as of December 31, 2004

FORECAST PRICES AND COSTS

RESERVES CATEGORY	PRODUCTION GROUP	FUTURE NET REVENUE BEFORE INCOME TAXES (discounted at 10%/year) ($000s)

Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	6,585
	Natural Gas (including by-products but excluding solution gas from oil wells)	103,396

Proved Plus Probable Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	7,038
	Natural Gas (including by-products but excluding solution gas from oil wells)	119,427

Notes to Reserves Data Tables:

1.

Columns may not add due to rounding.

2.

The crude oil, natural gas liquids and natural gas reserve estimates presented in the GLJ Report are based on the definitions and guidelines contained in the COGE Handbook.  A summary of those definitions are set forth below.

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Reserve Categories

Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on:

•

analysis of drilling, geological, geophysical and engineering data;

•

the use of established technology;

•

specified economic conditions, which are generally accepted as being reasonable, and shall be disclosed.

Reserves are classified according to the degree of certainty associated with the estimates.

(a)

Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable.  It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(b)

Probable reserves are those additional reserves that are less certain to be recovered than proved reserves.  It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

(c)

Possible reserves are those additional reserves that are less certain to be recovered than probable reserves.  It is unlikely that the actual remaining quantities recovered will exceed the sum of the estimated proved plus probable plus possible reserves

Other criteria that must also be met for the categorization of reserves are provided in Section 5.5 of the COGE Handbook.

Development and Production Status

Each of the reserve categories (proved, probable and possible) may be divided into developed and undeveloped categories:

Developed reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (e.g., when compared to the cost of drilling a well) to put the reserves on production.  The developed category may be subdivided into producing and non-producing.

Developed producing reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate.  These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainly.

Developed non-producing reserves are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production.  They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

In multi-well pools it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to subdivide the developed reserves for the pool between developed producing and developed non-producing.  This allocation should be based on the estimator's assessment as to the

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reserves that will be recovered from specific wells, facilities and completion intervals in the pool and their respective development and production status.

Levels of Certainty for Reported Reserves

The qualitative certainty levels referred to in the definitions above are applicable to individual reserves entities (which refers to the lowest level at which reserves calculations are performed) and to Reported Reserves (which refers to the highest level sum of individual entity estimates for which reserves estimates are presented).  Reported Reserves should target the following levels of certainty under a specific set of economic conditions:

•

at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves; and

•

at least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves.

•

at least a 10 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable plus possible reserves.

A quanitative measure of the certainty levels pertaining to estimates prepared for the various reserves categories is desirable to provide a clearer understanding of the associated risks and uncertainties.  However, the majority of reserves estimates will be prepared using deterministic methods that do not provide a mathematically derived quantitative measure of probability.  In principle, there should be no difference between estimates prepared using probabilistic or deterministic methods.

Additional clarification of certainty levels associated with reserves estimates and the effect of aggregation is provided in Section 5.5.3 of the COGE Handbook.

1.

Forecast Prices and Costs

Forecast prices and costs are those:

(a)

generally acceptable as being a reasonable outlook of the future; and

(b)

if and only to the extent that, there are fixed or presently determinable future prices or costs to which the Corporation is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).

The forecast cost and price assumptions assume increases in wellhead selling prices and take into account inflation with respect to future operating and capital costs.  Crude oil and natural gas benchmark reference pricing, as at December 31, 2004, inflation and exchange rates utilized by GLJ in the GLJ Report was GLJ's price forecast as follows:

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SUMMARY OF PRICING AND INFLATION RATE ASSUMPTIONS

FORECAST PRICES AND COSTS

	OIL
Year	WTI Cushing Oklahoma ($US/bbl)	Edmonton Par Price 40° API ($Cdn/bbl)	Hardisty Heavy 12° API ($Cdn/bbl)	Cromer Medium 29° API ($Cdn/bbl)	NATURAL GAS AECO Gas Price ($Cdn/mmbtu)	NATURAL GAS LIQUIDS FOB Field Gate ($Cdn/bbl)	INFLATION RATES(1) %/Year	EXCHANGE RATE(3) ($US/$Cdn)

Forecast
2005	42.00	50.25	27.50	43.75	6.60	50.75	2.0	0.82
2006	40.00	47.75	28.50	41.50	6.35	48.25	2.0	0.82
2007	38.00	45.50	28.75	39.50	6.15	46.00	2.0	0.82
2008	36.00	43.25	27.25	37.75	6.00	43.75	2.0	0.82
2009	34.00	40.75	25.50	35.50	6.00	41.25	2.0	0.82
2010	33.00	39.50	24.75	34.25	6.00	40.00	2.0	0.82
2011	33.00	39.50	24.75	34.25	6.00	40.00	2.0	0.82
2012	33.00	39.50	24.75	34.25	6.00	40.00	2.0	0.82
2013	33.50	40.00	24.75	34.75	6.10	40.50	2.0	0.82
2014	34.00	40.75	25.50	35.50	6.20	41.25	2.0	0.82
2015	34.50	41.25	25.75	36.00	6.30	41.75	2.0	0.82
Thereafter(2)

Notes:

(1)

Inflation rates for forecasting prices and costs.

(2)

Prices after 2015 are inflated at 2.0% per year.

(3)

Exchange rates used to generate the benchmark reference prices in this table.

Weighted average historical prices realized by the Corporation for the year ended December 31, 2004 were $6.07/mcf for natural gas, $48.71/bbl for crude oil and $39.28/bbl for natural gas liquids.

2.

Constant Prices and Costs

Constant prices and costs are:

(a)

the Corporation's prices and costs as at the effective date of the estimation, held constant throughout the estimated lives of the properties to which the estimate applies; and

(b)

if, and only to the extent that, there are fixed or presently determinable future prices or costs to which the Corporation is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).

For the purposes of paragraph (a), the Corporation's prices are the posted prices for oil and the spot price for gas, after historical adjustments for transportation, gravity and other factors.

The constant crude oil and natural gas benchmark references pricing and the exchange rate utilized in the GLJ Report were as follows:

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SUMMARY OF PRICING ASSUMPTIONS

CONSTANT PRICES AND COSTS

OIL
WTI Cushing Oklahoma ($US/bbl)	Edmonton Par Price 40° API ($Cdn/bbl)	Hardisty Heavy 12° API ($Cdn/bbl)	Cromer Medium 29.3° API ($Cdn/bbl)	NATURAL GAS AECO Gas Price ($Cdn/mmbtu)	NATURAL GAS LIQUIDS FOB Field Gate ($Cdn/bbl)	EXCHANGE RATE(1) ($US/$Cdn)

$42.00	$43.45	$24.33	$32.12	$6.79	$48.97	$0.8308

Notes:

(1)

The exchange rate used to generate the benchmark reference prices in this table.

(2)

As at December 31, 2004.

3.

ARTC is included in the cumulative cash flow amounts.  ARTC is based on the program announced November 1989 by the Alberta government with modifications effective January 1, 1995.  The Corporation qualifies for the maximum ARTC.

4.

Estimated future abandonment costs related to wells with reserves have been taken into account by GLJ in determining reserves that should be attributed to a property and in determining the aggregate future net revenue therefrom, there was deducted the reasonable estimated future well abandonment costs.  No allowance was made, however, for reclamation of wellsites or the abandonment and reclamation of any facilities.  Both the constant and forecast price and cost assumptions assume the continuance of current laws and regulations.

5.

The extent and character of all factual data supplied to GLJ were accepted by GLJ as represented.  No field inspection was conducted.

Reconciliations of Changes in Reserves and Future Net Revenue

RECONCILIATION OF

COMPANY NET RESERVES

BY PRINCIPAL PRODUCT TYPE

FORECAST PRICES AND COSTS

	LIGHT AND MEDIUM OIL			ASSOCIATED AND NON-ASSOCIATED GAS			NATURAL GAS LIQUIDS
FACTORS	Net Proved (mbbl)	Net Probable (mbbl)	Net Proved Plus Probable (mbbl)	Net Proved (mmcf)	Net Probable (mmcf)	Net Proved Plus Probable (mmcf)	Net Proved (mbbl)	Net Probable (mbbl)	Net Proved Plus Probable (mbbl)

December 31, 2003	188	65	252	29,731	6,463	36,194	823	232	1,055

Extensions	3	1	4	3,680	570	4,250	231	35	266
Improved Recovery	0	0	0	0	0	0	0	0	0
Technical Revisions	(162)	(57)	(219)	1,707	(874)	833	116	(67)	49
Discoveries	31	63	94	3,220	2,090	5,310	214	145	359
Acquisitions	0	0	0	152	32	184	1	0	1
Dispositions	0	0	0	(520)	(140)	(660)	(1)	0	(1)
Economic Factors	0	0	0	0	0	0	0	0	0
Production	(10)	0	(10)	(4,184)	0	(4,184)	(122)	0	(122)

December 31, 2004	50	71	121	33,786	8,141	41,927	1,263	345	1,608

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RECONCILIATION OF CHANGES IN

NET PRESENT VALUES OF FUTURE NET REVENUE

DISCOUNTED AT 10% PER YEAR

PROVED RESERVES

CONSTANT PRICES AND COSTS

PERIOD AND FACTOR	2004 ($000s)

Estimated Future Net Revenue at Beginning of Year (After Tax)	80,901

Sales and Transfers of Oil and Gas Produced, Net of Production Costs and Royalties	(26,978)
Net Change in Prices, Production Costs and Royalties Related to Forecast Production	15,468
Changes in Previously Estimated Development Costs Incurred During the Period	50,913
Changes in Estimated Future Development Costs	(48,363)
Extensions and Improved Recovery	14,195
Discoveries	11,706
Acquisitions of Reserves	513
Dispositions of Reserves	(1,851)
Net Change Resulting from Revisions in Quantity Estimates	250
Accretion of Discount	10,485
Net Change in Income Taxes	2,800
All Other Changes	(8,166)

Estimated Future Net Revenue at End of Year (After Tax)	101,873

Additional Information Relating to Reserves Data

Undeveloped Reserves

Proved undeveloped reserves are generally those reserves related to wells that have been drilled and not yet tied in because of seasonal access issues, the need for further testing of the wells or construction of pipelines and production facilities for the well.  Such reserves may also relate to planned infill drilling locations.  All of these reserves are expected to be on-stream in 2005.

Probable undeveloped reserves relate to wells to be drilled, tied in and brought on-stream in 2005.

Significant Factors or Uncertainties

The Corporation does not anticipate that any important economic factors or significant uncertainties would affect particular components of the reserves data.  Notwithstanding that, a number of factors which are beyond the Corporation's control can significantly affect the reserves, including product pricing, royalty and tax regimes, changing operating and capital costs, surface access issues, availability of services and processing facilities and technical issues affecting  well performance (see "Risk Factors").

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Future Development Costs

The following table sets forth development costs deducted in the estimation of the Corporation's future net revenue attributable to the reserve categories noted below ($000s):

	Forecast Prices and Costs		Constant Prices and Costs
Year	Proved Reserves	Proved Plus Probable Reserves	Proved Reserves	Proved Plus Probable Reserves

2005	6,354	11,566	6,354	11,566
2006	-	-	-	-
2007	7	7	7	7
2008	-	-	-	-
2009	-	43	-	40
Thereafter	-	59	-	53
Total Undiscounted	6,361	11,675	6,361	11,665
Total Discounted at 10%	6,064	11,095	6,064	11,089

The Corporation plans to fund its estimated future development costs from internally-generated cash flow and will therefore not have any associated funding cost.  There will be no effect on disclosed reserves or future net revenue.

Other Oil and Gas Information

Principal Properties

The following is a description of High Point's oil and natural gas properties as at December 31, 2004.  Production stated is High Point's working interest share of production before deduction of royalties.  Reserve amounts are gross reserves (stated before deduction of royalties) as at December 31, 2004, based on forecast costs and prices as evaluated in the GLJ Report (see "Disclosure of Reserves Data").  The estimates of reserves and future net revenue for individual properties may not reflect the same confidence level as estimates of reserves and future net revenue for all properties, due to the effects of aggregation.  Unless otherwise specified, gross and net acres and well count information are as at December 31, 2004.

Over 90 per cent of High Point's production for the year ended December 31, 2004 was derived from its two core areas in Northeast British Columbia and West Central Alberta. These areas are generally characterized as deep basin, multi-zone, gas prone areas with High Point's current productive formations ranging from 1300 meters to 3000 meters. The key properties are Desan and MacKenzie in Northeast British Columbia and Ferrier, Lochend and Ricinus in West Central Alberta.

The core properties produce natural gas, natural gas liquids and light oil. High Point's average net production from these properties for the year ended December 31, 2004 was 14.1 mmcf/d of natural gas and 472 bbls/d of oil and natural gas liquids. Natural gas and natural gas liquids accounted for 99 per cent of the 2004 production.

The current land holdings, planned development projects and exploration prospects are all largely orientated towards natural gas in the deeper part of the Western Canadian Sedimentary Basin.

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Northeast British Columbia

Desan/Greater Sierra

The Desan property is located approximately 75 miles northeast of Fort Nelson, British Columbia. The property is in the center of a well established gas producing region commonly referred to as the Greater Sierra. The  majority of the drilling, seismic and project construction is carried out during the winter months. High Point is the operator of the property.

The primary producing formation is the regional Jean Marie at 1,300 meters which is being developed with horizontal well-bores. High Point has an active exploration program planned to evaluate the potential of other formations in the area that have proven productive on offset lands.

High Point commenced operations at Desan in March 2002. A total of 54 drilling spacing units (DSU's) each slightly larger than one section in size have been earned through farm-in or acquired at Crown land sales as of December 31, 2004.  As of December 31, 2004, 19 of the DSU's were drilled, leaving 35 undeveloped DSU's at Desan.

High Point has drilled 17 Jean Marie exploration and development wells (16 wells currently producing), two Debolt wells, one Slave Point well, one Keg River well and one strata graphic test location to the end of 2004, with a six-well winter program drilled in 2005 and awaiting tie-in. The Corporation has also acquired an extensive 2D and 3D seismic data base and constructed an extensive infrastructure system to service the majority of the lands.

High Point also owns a 100% interest in 14 DSU's approximately 40 miles southwest of Desan in the Kotcho area.  An exploratory well drilled late in 2004 was abandoned due to technical difficulties and will be redrilled in 2005.  Also in 2005, High Point acquired 24 sections of undeveloped land in the Peggo-Pesh, straddling the Alberta-British Columbia border east of Desan.  These lands are prospective for Jean Marie gas and a seismic program was shot in early 2005 to set up drilling locations for 2006.

High Point's average net production for the year ended December 31, 2004 was 8.7 mmcf/d of natural gas and 44 bbls/d of oil and natural gas liquids. To date, High Point has maintained a 100 per cent interest in all wells and infrastructure.

The GLJ Report assigned total proved reserves of 18.2 bcf of natural gas and 98 mbbls of NGLs and total proved plus probable reserves of 21.9 bcf of natural gas and 118 mbbls of NGLs to the Desan property.

Mackenzie

The Mackenzie property is located in Block 94-N-16 approximately 110 miles northwest of Fort Nelson, British Columbia. High Point is the operator of the property.

Mackenzie is a major exploration prospect in the early stages of evaluation.  The land was acquired in 2002.  High Point owns a 100 per cent working interest in selective rights in 38 DSU's each slightly larger than one section.  In December 2003, High Point acquired 3D seismic coverage on the majority of the lands. High Point is evaluating the seismic to select locations for an exploration program to be initiated in the latter part of 2005 or early 2006.

No reserves are assigned to MacKenzie at this time.

West Central Alberta

Ferrier

The Ferrier property is located in Townships 40 to 42, Ranges 07 to 10 W5M, approximately120 miles northwest of Calgary, Alberta.  The property was acquired in the Glacier Ridge acquisition in July 2003.  High Point operates as well as conducts joint venture operations with other companies in the area. High Point is producing and

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drilling multi-zone liquids rich natural gas formations at depths ranging from 2400 meters to 2800 meters. The majority of the area has year round access for drilling, seismic and construction projects.

High Point owns various interests in 51 sections of land. Additional lands have been added to the property since the acquisition. The area is mainly developed at two wells per section for gas and four wells per section for oil. Since acquiring the property High Point has drilled and cased 21 wells, with 20 on production and one awaiting tie-in.

High Point owns infield compression and dehydration facilities and pipelines in proportion to its well interests.  The raw gas is processed at third party processing facilities to remove natural gas liquids.

High Point's average net production for the year ended December 31, 2004 was 3.4 mmcf/d of natural gas and 192 bbls/d of oil and natural gas liquids.

The GLJ Report assigned total proved reserves of 18.0 bcf of natural gas and 1,082 mbbls of oil and NGLs and total proved plus probable reserves of 21.4 bcf of natural gas and 1,295 mbbls of oil and NGLs to the Ferrier property.

High Point has identified more than 20 development locations in this area and plans to drill five or six wells in 2005.

Ricinus

The Ricinus property is located in Townships 34 to 36, Ranges 7 to 9 W5M, approximately 100 miles northwest of Calgary, Alberta. High Point has interests varying from 6.5% to 85 per cent in 43 sections of land.

Ricinus is a major exploration prospect for High Point in the early development stage. High Point is targeting sweet light oil and gas to depths of 3,000 meters. Six wells (5.3 net) have been drilled and four (3.7 net) are on production, with the last two (1.6 net) awaiting tie-in. Evaluation and testing of the wells is ongoing. High Point has acquired an extensive 2D and 3D seismic data base in the area. High Point operates the property.

High Point continues to acquire land and seismic data in the area. The area has shows and production from a number of different formations.  High Point has identified more than fifteen drilling locations in this area and a drilling program of five to six wells is planned for 2005.

High Point's average net production for the year ended December 31, 2004 was 0.5 mmcf/d of natural gas and 37 bbls/d of oil and natural gas liquids.

The GLJ Report assigned total proved reserves of 4.7 bcf of natural gas and 440 mbbls of oil and NGLs and total proved plus probable reserves of 7.4 bcf of natural gas and 752 mbbls of oil and NGLs to the Lochend property.

Lochend

The Lochend property is located in Townships 29 and 30, Ranges 4 and 5 W5M, approximately 45 miles northwest of Calgary, Alberta. High Point has a 21 per cent interest in 16 sections of land.  The property has undergone extensive development over the last two years with 25 wells currently producing.  The property is being developed at four wells per section for light oil, natural gas and natural gas liquids from the Cardium formation at a depth of approximately 2,400 meters. The area has year round access for drilling, seismic and construction projects. High Point does not operate this property, but expects the operator to drill two or three wells in 2005.

High Point owns infield oil and gas treatment facilities and pipelines in proportion to its well interests.  The raw gas is processed at third party processing facilities to remove natural gas liquids.

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High Point's average net production for the year ended December 31, 2004 was 1.5 mmcf/d of natural gas and 199 bbls/d of oil and natural gas liquids.

The GLJ Report assigned total proved reserves of 1.7 bcf of natural gas and 212 mbbls of oil and NGLs and total proved plus probable reserves of 2.0 bcf of natural gas and 256 mbbls of oil and NGLs to the Lochend property.

Minor Assets

High Point owns several smaller producing properties.  The Medicine Lodge property is the largest of the minor properties and accounts for less than 4% of current production.  High Point has signed an agreement to sell the Medicine Lodge property in late March, 2005 for $2.6 million, subject to minimum production levels being maintained.

The GLJ Report assigned total proved reserves of 1.4 bcf of natural gas and 11 mbbls of oil and NGLs and total proved plus probable reserves of 1.9 bcf of natural gas and 20 mbbls of oil and NGLs to the minor properties.  The reserve assignments represent less than 3% of the corporate reserve assignments in the GLJ Report.

High Point has varying interests in minor land holdings at Cadotte, Bolton, Chinook and Banshee in Alberta and Klua in British Columbia. These properties are considered non-core and represent approximately 11% of the total undeveloped land holdings.

Oil And Gas Wells

The following table sets forth the number and status of wells in which the Corporation had a working interest as at December 31, 2004:

	Oil Wells				Natural Gas Wells
	Producing		Non-Producing		Producing		Non-Producing
	Gross	Net	Gross	Net	Gross	Net	Gross	Net

Alberta	25	5.4	3	0.6	60	13.4	18	6.2
British Columbia	-	-	-	-	16	16.0	6	6.0
Total	25	5.4	3	0.6	76	29.4	24	12.2

Properties with no Attributable Reserves

The following table sets out the Corporation's undeveloped land holdings as at December 31, 2004:

	Gross Acres	Net Acres

Alberta	107,795	37,918
British Columbia	73,684	69,866
Total	181,479	107,784

The Corporation expects that rights to explore, develop and exploit 1,519 net acres of its undeveloped land holdings will expire in 2005.

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Marketing and Forward Contracts

High Point sells its operated and take-in-kind crude oil and natural gas production to major marketers.  A portion of High Point's non-operated production is sold by the operator of each property.  As at December 31, 2004, High Point did not have any contracts or obligations to sell its future crude oil or natural gas production or hedge its exchange rate.  From time to time, the Corporation enters into commodity hedging transactions to limit its exposure to fluctuating commodity prices.  The Corporation has entered into the following hedging transactions which could affect the prices received in 2005:

Period	Volume (GJ/day)	Type of Contract	Price ($Cdn./GJ)

Nov. 1, 2004 – Mar. 31, 2005	3,000	Fixed Price Swap	$7.90
Nov. 1, 2004 – Mar. 31, 2005	3,000	Fixed Price Swap	$8.01
Nov. 1, 2004 – Mar. 31, 2005	2,000	Fixed Price Swap	$8.58
Apr. 1, 2005 – Oct. 31, 2005	6,000	Fixed Price Swap	$6.95
Apr. 1, 2005 – Oct. 31, 2005	3,000	Fixed Price Swap	$6.82
Nov. 1, 2005 – Mar. 31, 2006	3,000	Fixed Price Swap	$8.01
Nov. 1, 2005 – Mar. 31, 2006	3,000	Fixed Price Swap	$8.32

Additional Information Concerning Abandonment and Reclamation Costs

The Corporation estimates its well abandonment costs on an area-by-area basis, utilizing its historical costs, supplemented by current industry cost levels and changes in regulatory abandonment requirements.  These costs are included in the GLJ Report as a deduction in arriving at future net revenue.  The future net revenues in the GLJ Report have been reduced by the expected total abandonment costs, net of estimated salvage value, for 47 wells of $2,935,000 ($361,000 discounted at 10%), of which an aggregate of $30,000 is estimated to be incurred in 2005, 2006 and 2007.  The expected future abandonment costs related to facilities are expected to be covered by the salvage value of the equipment.

Tax Horizon

At current levels of capital spending, the Corporation does not expect to pay current income tax for the 2004 or 2005 fiscal years.  Depending on production, commodity prices and capital spending levels, the Corporation may begin paying current income taxes in 2006.

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Capital Expenditures

The following tables summarize capital expenditures (net of incentives and net of certain proceeds and including capitalized general and administrative expenses) related to the Corporation's activities for the year ended December 31, 2004:

$000
Property acquisition costs
Proved properties	294
Undeveloped properties	6,367
Exploration costs	23,590
Development costs	32,948
Total	63,199

Exploration and Development Activities

The following table sets forth the gross and net exploratory and development wells in which the Corporation participated during the year ended December 31, 2004:

	Exploration		Development
	Gross	Net	Gross	Net
Light and Medium Oil	-	-	2	0.42
Natural Gas	12	9.85	14	4.47
Service	-	-
Dry	1	0.45
Total:	13	10.3	16	4.89

The Corporation's primary exploration activities over the next twelve months will be in the Kotcho and Ricinus areas, while Ferrier, Ricinus, Lochend and Desan will be the most active development areas.  Please see "Principal Properties" for a more detailed description of planned activities.

Production Estimates

The following table sets out the volume of the Corporation's proved plus probable production estimated for the year ended December 31, 2005 which is reflected in the estimate of future net revenue disclosed in the tables contained under "Disclosure of Reserves Data".

	Light and Medium Oil	Natural Gas	Natural Gas Liquids	BOE
	(bbls/d)	(mcf/d)	(bbls/d)	(boe/d)
Desan	0	6,533	35	1,124
Ferrier	1	5,304	327	1,212
Other	107	3,972	321	1,090
Total 2005	108	15,810	683	3,426

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Production History

The following tables summarize certain information in respect of production, product prices received, royalties paid, operating expenses and resulting netback for the periods indicated below:

	Quarter Ended
	2004
	Dec. 31	Sept. 30	June 30	Mar. 31
Average Daily Production(1)
Light and Medium Crude Oil ($/bbl)	17	23	55	56
Gas ($/mcf)	15,037	15,080	16,480	14,069
NGLs ($/bbl)	549	442	394	386
Combined ($/boe)	3,072	2,978	3,196	2,787

Average Price Received (3)
Light and Medium Crude Oil ($/bbl)	57.13	63.62	47.49	41.25
Gas ($/mcf)	5.90	5.83	6.63	5.71
NGLs ($/bbl)	45.40	38.12	35.21	33.45
Combined ($/boe)	37.33	35.89	39.89	34.39

Royalties Paid
Light and Medium Crude Oil ($/bbl)	7.28	4.79	5.59	3.41
Gas ($/mcf)	1.34	1.57	2.14	1.81
NGLs ($/bbl)	5.54	10.10	8.41	7.22
Combined ($/boe)	7.61	9.47	12.18	10.21

Operating Expenses
Light and Medium Crude Oil ($/bbl)	5.48	8.02	1.30	7.99
Gas ($/mcf)	0.61	0.48	0.64	0.59
NGLs ($/bbl)	4.96	4.04	2.76	4.32
Combined ($/boe)	3.89	3.08	3.65	3.76

Netback Received (2)(3)
Light and Medium Crude Oil ($/bbl)	44.37	50.81	40.60	29.85
Gas ($/mcf)	3.95	3.78	3.85	3.31
NGLs ($/bbl)	34.90	23.98	24.04	21.91
Combined ($/boe)	25.83	23.34	24.06	20.42

Notes:

(1)

Before deduction of royalties.

(2)

Netbacks are calculated by subtracting royalties and operating costs from revenues.

(3)

Prices received and netbacks do not include corporate hedging.

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The following table indicates the Corporation's average daily production from its important fields for the year ended December 31, 2004:

	Light and Medium Crude Oil	Gas	NGLS	BOE
	(bbls/d)	(mcf/d)	(bbls/d)	(boe/d)

Ferrier	1	3,404	190	759
Lochend	37	1,535	162	455
Medicine Lodge	-	602	7	108
Ricinus	-	452	37	112
Other	-	452	3	77
Total Alberta	38	6,445	399	1,511
Desan	-	8,721	44	1,498
Total British Columbia	-	8,721	44	1,498
Total	38	15,166	443	3,009

High Point's production for the year ended December 31, 2004 was 1% light quality crude oil (32° API or greater) and 99% natural gas and liquids.

For the twelve months ended December 31, 2004, approximately 1% of High Point's gross revenue was derived from crude oil production and 99% was derived from natural gas production.

SELECTED FINANCIAL INFORMATION

The following table sets forth selected financial information of High Point for the last three fiscal years ($000, except per share amounts).

	Year ended December 31,
	2004	2003	2002

Gross revenues before royalties	44,112	28,761	13,688
Cash flow from operations	22,166	11,947	4,939
Per share – basic	0.29	0.22	0.18
Net earnings (loss)	3,016	1,644	(7,186)
Per share – basic	0.04	0.03	(0.27)
Total assets	193,363	151,813	52,056
Short-term debt	50,000	30,000	-
Long-term debt (2002 convertible debenture)	-	2,918	2,844

DIVIDEND POLICY

High Point has not paid any dividends to date on the outstanding High Point Shares.  The board of directors of High Point will determine the timing, payment and amount of dividends, if any, that may be paid by High Point from time to time based upon, among other things, the cash flow, results of operations and financial condition of High Point, the need for funds to finance ongoing operations and other business considerations as the board of directors considers relevant.  The Corporation's credit facility stipulates that dividends may not be paid as long as that facility remains outstanding without the consent of the Corporation's bankers.

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DESCRIPTION OF CAPITAL STRUCTURE

The Corporation is authorized to issue an unlimited number of High Point Shares and an unlimited number of preferred shares, issuable in series.  The following is a description of the rights, privileges, restrictions and conditions attaching to the share capital of the Corporation.

Common Shares

The Corporation is authorized to issue an unlimited number of High Point Shares without nominal or par value.  Holders of High Point Shares are entitled to one vote per share at meetings of shareholders of the Corporation.  Subject to the rights of the holders of preferred shares and any other shares having priority over or rateably with holders of the High Point Shares, holders of High Point Shares are entitled to dividends if, as and when declared by the board of directors and upon liquidation, dissolution or winding up to receive, the remaining property of the Corporation.

Preferred Shares

The preferred shares are issuable in one or more series and the board of directors of the Corporation may fix, prior to their issue, the number of shares of each series and the designation, rights, privileges, restrictions and conditions attached to each series of preferred shares.  The preferred shares of each series shall, with respect to the payment of dividends and the distribution of assets or the return of capital in the event of the liquidation, dissolution or winding up of the Corporation rank on a parity with the preferred shares of every other series and are entitled to a preference over the High Point Shares and any other shares of the Corporation ranking junior to the preferred shares.

MARKET FOR SECURITIES

The High Point Shares are listed and posted for trading on the TSX and trade under the symbol "HPR".  The following sets forth the price range and trading volume of the High Point Shares on the TSX (as reported by the TSX) for the periods indicated.

	Price Range
	High	Low	Volume
2004
January	$2.55	$2.07	11,043,069
February	2.38	2.05	6,980,237
March	2.40	2.00	6,285,223
April	2.15	1.94	7,417,856
May	2.14	1.56	2,905,592
June	1.85	1.64	2,947,021
July	1.83	1.58	3,975,425
August	1.85	1.51	1,798,886
September	1.92	1.53	7,872,826
October	2.05	1.71	9,097,247
November	1.90	1.77	4,582,630
December	1.82	1.64	3,704,290

2005
January	1.75	1.56	4,108,740
February	1.90	1.48	7,139,219
March (1 - 21)	1.75	1.41	8,321,510

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DIRECTORS AND OFFICERS

The names, municipalities of residence, positions with the Corporation, and principal occupation of the directors and officers of the Corporation are set out below and in the case of directors, the period each has served as a director of High Point.

Name and Municipality of Residence	Office Held	Principal Occupation	Director Since
Glenn R. Carley(1)(2) Calgary, Alberta	Director

Executive Chairman, Galleon Energy Inc. (public oil and gas company) from March 17, 2005; Chairman and Chief Executive Officer, Galleon Energy Inc. since March, 2003; Chairman of Culane Energy Corp. (public oil and gas company) since December, 2002; Chairman and Chief Executive Officer, Venture Energy Inc. (private oil and gas company) from December, 2002 to December, 2004; and Chairman and Chief Executive Officer and a Director of Magin Energy Inc. (public oil and gas company) from January 1994 to June 2001.

October 31, 2001
Glen A. Yeryk Calgary, Alberta	President and Chief Executive Officer and Director	President, Chief Executive Officer and a director of High Point since October, 2001; from 1995 to June 2001, President and Chief Operating Officer and a Director of Magin Energy Inc.	October 31, 2001
John A. Brussa(2) Calgary, Alberta	Director	Partner, Burnet, Duckworth & Palmer LLP, Barristers and Solicitors.	June 19, 2002
Fred C. Coles(1) Calgary, Alberta	Director	President, Menehune Resources Ltd.; Executive Chairman Applied Terravision Systems Inc. until March 2002.	October 31, 2001
Gary K. Bauer Calgary, Alberta	Director	Independent businessman. Managing Director of ATCO Power Generation Group from 2000 to 2004; President, ATCO Power Ltd. 1994 to 2000.	April 14, 2004
Christina M. Fehr(2)(3) Calgary, Alberta	Director	Chief Executive Officer and Vice Chairman of Caribou Resources Corp. (private oil and gas company)	June 19, 2002
Donald J. Rowden(1)(3) Bend, Oregon	Director	President and Chief Executive Officer of MacSema, Inc.	June 19, 2002
Mark Armanious Calgary, Alberta	Vice President, Exploration

Vice President, Exploration of High Point since August 13, 2004;  Manager, Exploration of High Point from June, 2002 to  August, 2004;  Senior Geologist, Canadian Natural Resources Limited 1999 to October, 2001.

N/A

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R. James Brown Calgary, Alberta	Vice President, Finance, Chief Financial Officer and Secretary

Vice President, Finance and Chief Financial Officer of High Point since March 15, 2004; Vice President, Finance and Chief Financial Officer of Terraquest Energy Corporation ( public oil and gas company) from January, 2002 to February, 2004; prior thereto, Vice President, Finance and Chief Financial Officer of Richland Petroleum Corporation (public oil and gas company) from 1997 to January 2002; prior thereto, from 1995 to 1997, Vice President of Finance and Chief Financial Officer of Dorset Exploration Ltd. (public oil and gas company)."

N/A
A. Neil McPherson Calgary, Alberta	Vice President, Land	Vice President, Land of High Point since August 13, 2004; Manager, Land of High Point from June, 2002 to August, 2004; President of Covenant Resources Ltd. from May, 1997 to June, 2002.	N/A
Dennis W. Miller Calgary, Alberta	Vice President, Production and Operations	Vice President, Production and Operations of High Point since August 9, 2004; Vice President, Operations of Canadian Forest Oil Ltd. (private oil and gas company) from January, 1997 to July, 2004.	N/A
Stewart L. Larsen Calgary, Alberta	Controller	Controller of High Point since June 19, 2002; from March 1998 to June 19, 2002 Controller of Mesquite.	N/A

Notes:

(1)

Member of the Audit and Reserves Committee.

(2)

Member of the Compensation and Corporate Governance Committee.

(3)

Ms. Fehr and Mr. Rowden are currently directors of Niaski Environmental Inc. ("Niaski").  In 2000, Niaski made a proposal to creditors which was accepted.  Niaski is subject to cease trade orders for failure to file financial information and was delisted from the TSXV in 2002 for failure to meet minimum listing requirements.

(4)

The board of directors of High Point does not have an executive committee.

All of the directors and officers of High Point have been engaged for more than five years in their present principal occupations or executive positions with the same companies except as described above.

The term of office of each director expires at the next annual meeting of shareholders of the Corporation.

As at December 31, 2004, the directors and officers of High Point, as a group, beneficially owned, directly or indirectly, 2,613,778 High Point Shares or approximately 3.3% of the issued and outstanding High Point Shares.

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AUDIT AND RESERVES COMMITTEE INFORMATION

Audit and Reserves Committee Mandate and Terms of Reference

The Mandate and Terms of Reference of the Audit and Reserves Committee of the Board of Directors is attached hereto as Appendix 2.  The members of the Audit and Reserves Committee are Glenn R. Carley, Fred C. Coles and Donald J. Rowden.

Composition of the Audit Committee

The members of the Audit Committee are independent (in accordance with National Instrument 52-110 and are financially literate.

Relevant Education and Experience

Mr. Carley is a lawyer by training and has a Masters in Business Administration degree.  He has been in numerous executive management roles in junior and senior oil and gas companies over the past 25 years, most recently as Executive Chairman of Galleon Energy Inc., a TSX-V listed company.  Mr. Carley has substantial experience in the analysis of financial statements and has participated in numerous audit committees.

Mr. Coles is a Professional Engineer with more than 25 years’ experience in the oil and gas industry, as a founder of a leading reservoir engineering firm.  He serves on the reserves committee of ten companies and trusts and has served on seven audit committees, ranging from microcap junior oil companies to larger trusts, such as Progress Energy Trust.

Mr. Rowden is a Chartered Accountant and is President and CEO of a private electronics manufacturing company.  He practiced in public accounting for seven years, provided tax consulting services in the agricultural industry for four years and was Chief Financial Officer of a publicly-listed junior industrial company for four years. He has served as a director of sixteen companies, mostly in the oil and gas sector, and has been on the audit committee of most of them.

Pre Approval of Policies and Procedures

The Chairman of the Audit and Reserves Committee is charged with the responsibility of approving all non-audit services before they are authorized and reporting such approvals to the committee at the next meeting.

External Auditor Service Fees

Audit Fees

The aggregate fees billed by the Corporation's external auditor in each of the last two fiscal years for audit services were $89,000 in 2004 and $80,500 in 2003.

Audit and Related Fees

The aggregate fees billed in each of the last two fiscal years for assurance related services by the Corporation's external auditor that are reasonably related to the performance of the audit or review of the Corporation's financial statements that are not reported under "Audit Fees" above were $19,444 in 2004 and $26,400 in 2003.  Fees related to assistance with the adoption of new accounting standards, assistance with issues regarding the recording of  acquisitions, procedures performed on the quarterly tax provision prepared by a third party and preparation and attendance at due diligence meetings.

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Tax Fees

The aggregate fees billed in each of the last two fiscal years for professional services rendered by the Corporation's external auditor for tax compliance, tax advice and tax planning were $38,800 in 2004 and $31,500 in 2003.  Services included preparation of the Corporation’s tax returns and assistance with quarterly tax provisions.

All Other Fees

No fees were billed in either of the last two fiscal years for products and services provided by the Corporation's auditors other than services reported above.

HUMAN RESOURCES

High Point currently employs 17 full-time employees and 7 part-time consultants.  High Point intends to add additional professional and administrative staff as the need arises.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Corporation are Ernst & Young LLP, Chartered Accountants, Suite 1000, 440 - 2nd Avenue S.W., Calgary, Alberta, T2P 5C9.

Valiant Trust Company, at its principal offices in Calgary, Alberta and Toronto, Ontario is the transfer agent and registrar of the High Point Shares.

LEGAL PROCEEDINGS

To the knowledge of the Corporation, there are no legal proceedings material to the Corporation to which the Corporation or its subsidiaries is a party or of which any of their respective properties is the subject matter nor are there any such proceedings known to the Corporation to be contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

There were no material interests, direct or indirect, of directors or executive officers of the Corporation, any shareholder who beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the outstanding Common Shares of the Corporation, or any known associate or affiliate of such persons in any transactions within the three most recently completed financial years of the Corporation or during the current financial year which has materially affected, or would materially affect, the Corporation or its subsidiaries.

MATERIAL CONTRACTS

The Corporation has not entered into any material contracts that are not in the ordinary course of business within the most recently completed financial year.

INTERESTS OF EXPERTS

There is no person or company whose profession or business gives authority to a statement made by such person or company and who is named as having prepared or certified a statement, report or valuation described or included in a filing, or referred to in a filing, made under National Instrument 51 102 by the Corporation during, or related to, the Corporation's most recently completed financial year other than GLJ, the Corporation's independent engineering evaluator and Ernst & Young LLP, the Corporation's auditors.  None of the principals of GLJ or Ernst & Young LLP had any registered or beneficial interests, direct or indirect, in any securities or other property of the Corporation or of the Corporation's associates or affiliates either at the time they prepared the statement, report or valuation prepared by it, at any time thereafter or to be received by them.

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In addition, none of the aforementioned persons or companies, nor any director, officer or employee of any of the aforementioned persons or companies, is or is expected to be elected, appointed or employed as a director, officer or employee of the Corporation or of any associate or affiliate of the Corporation, except for John A. Brussa, a director of the Corporation, is a partner at Burnet, Duckworth & Palmer LLP, which law firm renders legal services to the Corporation.

INDUSTRY CONDITIONS

Introduction

The oil and gas industry is subject to extensive controls and regulations imposed by various levels of government.  Outlined below are some of the more significant aspects of the legislation, regulations and agreements governing the oil and gas industry.  Although it is not expected that these controls and regulations will affect the operations of High Point in a manner materially different than it would affect other oil and gas companies of a similar size, the controls and regulations should be considered carefully by investors.  All current legislation is a matter of public record and High Point is unable to predict what additional legislation or amendments may be enacted.

Pricing and Marketing - Oil

In Canada, producers of oil negotiate sales contracts directly with oil purchasers, with the result that the market determines the price of oil.  The price depends in part on oil quality, prices of competing fuels, distance to market, the value of refined products and the supply/demand balance.  Oil exports may be made pursuant to export contracts with terms not exceeding one year in the case of crude oil other than heavy crude, and not exceeding two years in the case of heavy crude, provided that an order approving any such export has been obtained from the National Energy Board ("NEB").  Any oil export to be made pursuant to a contract of longer duration (to a maximum of 25 years) requires an exporter to obtain an export license from the NEB and the issue of such a license requires the approval of the Governor in Council.

Pricing and Marketing - Natural Gas

In Canada, the price of natural gas sold is determined by negotiation between natural gas producers, marketers and purchasers.  Natural gas exported from Canada is subject to regulation by the NEB and the Government of Canada.  Exporters are free to negotiate prices and other terms with purchasers, provided that the export contracts must continue to meet certain criteria prescribed by the NEB and the Government of Canada.  Natural gas exports for a term of two years or less or for a term of between 2 and 20 years (in quantities of not more than 30,000 103m3/d) may be made pursuant to an NEB order, or, in the case of exports for a longer duration (to a maximum of 25 years) or a larger quantity, pursuant to an NEB export license and Governor in Council approval.

The governments of Alberta, British Columbia and Saskatchewan also regulate the volume of natural gas that may be removed from those provinces for consumption elsewhere based on such factors as reserve availability, transportation arrangements and market considerations.

Pipeline Capacity

Although pipeline expansions are ongoing, the availability of sufficient pipeline capacity continues to affect the oil and natural gas industry and limit the ability to produce and to market natural gas production.  In addition, pro-rationing of capacity on the interprovincial pipeline systems also continues to affect the ability to export oil and natural gas.

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The North American Free Trade Agreement

On January 1, 1994, the North American Free Trade Agreement ("NAFTA") among the governments of Canada, the U.S. and Mexico became effective.  The NAFTA carries forward most of the material energy terms contained in the Canada-U.S. Free Trade Agreement.  In the context of energy resources, Canada continues to remain free to determine whether exports to the U.S. or Mexico will be allowed, provided that any export restrictions are justified under certain provisions of the General Agreement on Tariffs and Trade, and further provided that any export restrictions do not: (i) reduce the proportion of energy resources exported relative to domestic use (based upon the proportion prevailing in the most recent 36 month period or in such other representative period as the parties may agree), (ii) impose an export price higher than the domestic price subject to an exception with respect to certain measures which only restrict the volume of exports, and (iii) disrupt normal channels of supply.  All three countries are prohibited from imposing minimum or maximum export or import price requirements, provided, in the case of export-price requirements, prohibition in any circumstances in which any other form of quantitative restriction is prohibited, and in the case of import-price requirements, such requirements do not apply with respect to enforcement of countervailing and anti-dumping orders and undertakings.

The NAFTA contemplates the reduction of Mexican restrictive trade practices in the energy sector and prohibits discriminatory border restrictions and export taxes.  The agreement also contemplates clearer disciplines on regulators to ensure fair implementation of any regulatory changes and to minimize disruption of contractual arrangements, which is important for Canadian natural gas exports.

Royalties and Incentives

In addition to federal regulation, each province has legislation and regulations which govern land tenure, royalties, production rates, environmental protection and other matters.  The royalty regime is a significant factor in the profitability of crude oil, sulphur, natural gas and natural gas liquids production.  Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee, although production from such lands is also subject to certain provincial taxes and royalties.  These royalties are not eligible for incentive programs sponsored by various governments as discussed below.  Crown royalties are determined by governmental regulation and are generally calculated as a percentage of the value of the gross production, and the rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date, method of recovery and the type or quality of the petroleum product produced.

From time to time the governments of Canada and the western provinces have established incentive programs which have included royalty rate reductions, royalty holidays and tax credits for the purpose of encouraging oil and natural gas exploration or enhanced recovery projects.  The trend in recent years has been for provincial governments to allow such incentive programs to expire without renewal, and consequently few such incentive programs are currently operative.

Oil royalty rates vary from province to province.  In Alberta, oil royalty rates vary between 10% and 35% for oil and 10% and 30% for new oil.  New oil is applicable to oil pools discovered after March 31, 1974 and prior to October 1, 1992.  The Alberta government introduced the Third Tier Royalty with a base rate of 10% and a rate cap of 25% for oil pools discovered after September 30, 1992.

Effective January 1, 1994, the calculation and payment of natural gas royalties became subject to a simplified process.  The royalty reserved to the Crown, subject to various incentives, is between 15% and 30%, in the case of new gas, and between 15% and 35%, in the case of old gas, depending upon a prescribed or corporate average reference price.  Natural gas produced from qualifying exploratory natural gas wells spudded or deepened after July 31, 1985 and before June 1, 1988 continues to be eligible for a royalty exemption for a period of 12 months, or such later time that the value of the exempted royalty quantity equals a prescribed maximum amount.  Natural gas produced from qualifying intervals in eligible natural gas wells spudded or deepened to a depth below 2,500 metres is also subject to a royalty exemption, the amount of which depends on the depth of the well.

In Alberta, a producer of oil or natural gas from Crown lands is entitled to a credit against the royalties payable to the Crown by virtue of the ARTC program.  The ARTC program is based on a price-sensitive formula,

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and the ARTC rate currently varies between 75% for prices for oil at or below $100 per cubic metre and 25% for prices above $210 per cubic metre.  In general, the ARTC rate is currently applied to a maximum of $2,000,000 of Alberta Crown royalties payable for each producer or associated group of producers.  Crown royalties on production from producing properties acquired from corporations claiming maximum entitlement to ARTC will generally not be eligible for ARTC.  The rate is established quarterly based on the average "par price", as determined by the applicable government department for the previous quarterly period.  On December 22, 1997, the Alberta government announced that it would conduct a review of the ARTC program with the objective of setting out better targeted objectives for a smaller program and to deal with administrative difficulties.  On August 30, 1999, the Alberta government announced that it would not be reducing the size of the program, but that it would introduce new rules to reduce the number of persons who qualify for the program.  The new rules will preclude companies that pay less than $10,000 in royalties per year and non-corporate entities from qualifying from the program.

Natural gas is considered either "non-associated gas" or "associated gas".  The royalty and production tax classifications of gas production ("fourth tier gas" introduced October 1, 2002, "third tier gas", "new gas" and "old gas") are applicable to each of the two gas types.  The Crown royalty and freehold production tax for gas is price sensitive and varies between the base royalty rate of 5% for "fourth tier gas" and 20% for "old gas".  The marginal royalty rates are between 30% for "fourth tier gas" and 45% for "old gas".

Producers of oil and natural gas in British Columbia are also required to pay annual rental payments in respect of Crown leases and royalties and freehold production taxes in respect of oil and gas produced from Crown and freehold lands, respectively.  The amount payable as a royalty in respect of oil depends on the vintage of the oil (whether it was produced from a pool discovered before or after October 31, 1975), whether the oil is considered incremental or produced from a well shut-in for at least 36 months immediately preceding January 1, 1998 and which resumed production on or after such date, the quantity of oil produced in a month and the value of the oil.  Oil produced from pools discovered after June 30, 1974 may be exempt from the payment of a royalty for the first 36 months of production.  Subject to minimum royalties described in the following sentence, the royalty payable on natural gas is determined by a sliding scale based on a reference price which is the greater of the amount obtained by the producer and at prescribed minimum price.  Gas produced in association with oil has a minimum royalty of 8% while the royalty in respect of other gas may not be less than 15%.

Oil and natural gas royalty holidays and reductions for specific wells reduce the amount of Crown royalties paid to the provincial governments.  In Alberta, the ARTC program provides a rebate on Alberta Crown royalties paid in respect of eligible producing properties.

The current structure for federal taxation of resource income contains the following initiatives applicable to the oil and gas industry which are being phased in over a five year period commencing in 2003:

(i)

a reduction of the federal statutory corporate income tax rate on income earned from resource activities from 28% to 21%; and

(ii)

a deduction for federal income tax purposes of actual provincial and other Crown royalties and mining taxes paid and the elimination of the 25% resource allowance.  Also, the percentage of the ARTC that will be required to include in federal taxable income will be increased (also on a phased-in basis) to 100% in 2012 and beyond.

Land Tenure

Crude oil and natural gas located in the western Canadian provinces is owned predominantly by the respective provincial governments.  Provincial governments grant rights to explore for and produce oil and natural gas pursuant to leases, licenses and permits for varying terms from two years and on conditions set forth in provincial legislation including requirements to perform specific work or make payments.  Oil and natural gas located in such provinces can also be privately owned and rights to explore for and produce such oil and natural gas are granted by lease on such terms and conditions as may be negotiated.

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Environmental Regulation

The oil and natural gas industry is subject to environmental regulation pursuant to local, provincial and federal legislation.  Environmental legislation provides for restrictions and prohibitions on releases or emissions and regulation on the storage and transportation of various substances produced or utilized in association with certain oil and gas industry operations and can affect the location and operation of wells and facilities and the extent to which exploration and development is permitted.  In addition, legislation requires that well and facilities sites be abandoned and reclaimed to the satisfaction of provincial and federal authorities.  As well, applicable environmental laws may impose remediation obligations with respect to property designated as a contaminated site upon certain responsible persons, which include persons responsible for the substance causing the contamination, persons who caused the release of the substance and any past or present owner, tenant or other person in possession of the site.  Compliance with such legislation can require significant expenditures and a breach of such legislation may result in the suspension or revocation of necessary licenses and authorizations, civil liability for pollution damage, the imposition of fines and penalties or the issuance of clean-up orders.

In December, 2002, the Government of Canada ratified the Kyoto Protocol ("Protocol").  The Protocol calls for Canada to reduce, during the period between 2008 and 2012, its greenhouse gas emissions to a level that is 6% below the 1990 level of such emissions in Canada.  The Protocol has become legally binding as 55 countries have ratified it, covering at least 55% of the emissions addressed by the Protocol.  When the Government of Canada implements the Protocol, it is expected to affect the operation of all industries in Canada, including the oil and natural gas industry.  As details of implementation of this Protocol have yet to be announced, the affect on our operations cannot be determined at this time.

Trends

There are a number of trends that have been developing in the oil and gas industry during the past several years that appear to be shaping the near future of the business.

The first trend is the volatility of commodity prices.  Natural gas is a commodity influenced by factors within North America.  The continued tight supply demand balance for natural gas is causing significant elasticity in pricing.  Despite record drilling activity, a strong economy, weather, fuel switching and demand for electrical generation there still exists a tight supply causing prices to remain high.

Crude oil is influenced by the world economy and OPEC's ability to adjust supply to world demand.  Recently crude oil prices have been kept high by political events causing disruptions in the supply of oil, and concern over potential supply disruptions triggered by the ongoing conflict in the Middle East.  Political events trigger large fluctuations in price levels.

The impact on the oil and gas industry from commodity price volatility is significant.  During periods of high prices, producers generate sufficient cash flows to conduct active exploration programs without external capital.  Increased commodity prices frequently translate into very busy periods for service suppliers triggering premium costs for their services.  Purchasing land and properties similarly increase in price during these periods.  During low commodity price periods, acquisition costs drop, as do internally generated funds to spend on exploration and development activities.  With decreased demand, the prices charged by the various service suppliers also declines.

A second trend within the Canadian oil and gas industry is recent growth in number of private and small junior oil and gas companies starting up business.  These companies often have experienced management teams from previous industry organizations that have disappeared as a part of the consolidation phase the industry has just been through.  Many are able to raise capital and recruit well qualified personnel.

A third trend currently affecting the oil and gas industry is the impact on capital markets caused by investor uncertainty in the North American economy.  The capital market volatility in Canada has also been affected by uncertainties surrounding the economic impact that Kyoto will have on the sector.  Generally during the past year the economic recovery combined with increased commodity prices has caused an increase in new equity financings

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in the oil and gas industry.  The Corporation must compete with the numerous new companies and their new stories in its access to capital.  The competitive nature of the oil and gas industry will cause opportunities for equity financings to be selective.  Some companies will have to rely on internally generated funds to conduct their exploration and developmental programs.

A fourth trend affecting the Canadian oil and gas industry is increasing third party costs for all drilling, completion, tie-in and service activities.  These cost increases reflect the record drilling levels in the industry as a result of higher commodity prices and have the effect of lengthening the payout on most capital investments.

The Canadian/U.S. exchange rate also influences commodity prices for Canadian producers as there is a high correlation between Canadian and U.S. oil and natural gas prices.

RISK FACTORS

An investment in the Common Shares is speculative due to the nature of the Corporation's involvement in the exploration for, and the acquisition, development and production of, oil and natural gas reserves.  An investor should consider carefully the risk factors set out below and consider all other information contained herein and in the Corporation's other public filings before making an investment decision.

Exploration, Development and Production Risks

Oil and natural gas operations involve many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome.  The long-term commercial success of the Corporation depends on its ability to find, acquire, develop and commercially produce oil and natural gas reserves.  Without the continual addition of new reserves, any existing reserves the Corporation may have at any particular time and the production therefrom will decline over time as such existing reserves are exploited.  A future increase in the Corporation's reserves will depend not only on its ability to explore and develop any properties it may have from time to time, but also on its ability to select and acquire suitable producing properties or prospects.  No assurance can be given that the Corporation will be able to continue to locate satisfactory properties for acquisition or participation.  Moreover, if such acquisitions or participations are identified, the Corporation may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participations uneconomic.  There is no assurance that further commercial quantities of oil and natural gas will be discovered or acquired by the Corporation.

Future oil and natural gas exploration may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs.  Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs.  In addition, drilling hazards or environmental damage could greatly increase the cost of operations, and various field operating conditions may adversely affect the production from successful wells.  These conditions include delays in obtaining governmental approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, insufficient storage or transportation capacity or other geological and mechanical conditions.

While diligent well supervision and effective maintenance operations can contribute to maximizing production rates over time, production delays and declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow levels to varying degrees.

Oil and natural gas exploration, development and production operations are subject to all the risks and hazards typically associated with such operations, including hazards such as fire, explosion, blowouts, cratering, sour gas releases and spills, each of which could result in substantial damage to oil and natural gas wells, production facilities, other property and the environment or in personal injury.  In accordance with industry practice, the Corporation is not fully insured against all of these risks, nor are all such risks insurable.  Although the Corporation maintains liability insurance in an amount that it considers consistent with industry practice, the nature of these risks is such that liabilities could exceed policy limits, in which event the Corporation could incur significant costs that could have a material adverse effect upon its financial condition.  Oil and natural gas production operations are also

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subject to all the risks typically associated with such operations, including encountering unexpected formations or pressures, premature decline of reservoirs and the invasion of water into producing formations.  Losses resulting from the occurrence of any of these risks could have a material adverse effect on future results of operations, liquidity and financial condition.

Failure to Realize Anticipated Benefits of Acquisitions and Dispositions

The Corporation makes acquisitions and dispositions of businesses and assets in the ordinary course of business.  Achieving the benefits of acquisitions depends in part on successfully consolidating functions and integrating operations and procedures in a timely and efficient manner as well as the Corporation's ability to realize the anticipated growth opportunities and synergies from combining the acquired businesses and operations with those of the Corporation.  The integration of acquired business may require substantial management effort, time and resources and may divert management's focus from other strategic opportunities and operational matters.  Management continually assesses the value and contribution of services provided and assets required to provide such services.  In this regard, non-core assets are periodically disposed of, so that the Corporation can focus its efforts and resources more efficiently.  Depending on the state of the market for such non-core assets, certain non-core assets of the Corporation, if disposed of, could be expected to realize less than their carrying value on the financial statements of the Corporation.

Competition

Oil and gas exploration is intensely competitive in all its phases and involves a high degree of risk.  The Corporation competes with numerous other participants in the search for, and the acquisition of, oil and natural gas properties and in the marketing of oil and natural gas.  The Corporation's competitors include oil and natural gas companies that have substantially greater financial resources, staff and facilities than those of the Corporation.  The Corporation's ability to increase reserves in the future will depend not only on its ability to explore and develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for exploratory drilling.  Competitive factors in the distribution and marketing of oil and natural gas include price and methods and reliability of delivery.  Competition may also be presented by alternate fuel sources.

Regulatory

Oil and natural gas operations (exploration, production, pricing, marketing and transportation) are subject to extensive controls and regulations imposed by various levels of government that may be amended from time to time.  See "Industry Conditions."  The Corporation's operations may require licenses from various governmental authorities.  There can be no assurance that the Corporation will be able to obtain all necessary licenses and permits that may be required to carry out exploration and development at its projects and the obtaining of such licences and permits may delay operations of the Corporation.

Kyoto Protocol

Canada is a signatory to the United Nations Framework Convention on Climate Change and has ratified the Kyoto Protocol established thereunder to set legally binding targets to reduce nationwide emissions of carbon dioxide, methane, nitrous oxide and other so-called "greenhouse gases."  The Corporation's exploration and production facilities and other operations and activities emit a small amount of greenhouse gases which may subject the Corporation to legislation regulating emissions of greenhouse gases.  The Government of Canada has put forward a Climate Change Plan for Canada which suggests further legislation will set greenhouse gases emission reduction requirements for various industrial activities, including oil and gas exploration and production.  Future federal legislation, together with provincial emission reduction requirements, such as those in the Climate Change and Emissions Management Act (Alberta) (yet to be proclaimed), may require the reduction of emissions or emissions intensity produced by the Corporation's operations and facilities.  The direct or indirect costs of these regulations may adversely affect the business of the Corporation.

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Environmental

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of federal, provincial and local laws and regulations.  Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and natural gas operations.  The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities.  Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material.  Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs.  The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to liabilities to governments and third parties and may require the Corporation to incur costs to remedy such discharge.  Although the Corporation believes that it is in material compliance with current applicable environmental regulations, no assurance can be given that environmental laws will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise adversely affect the Corporation's financial condition, results of operations or prospects.  See "Industry Conditions".

Prices, Markets and Marketing

The marketability and price of oil and natural gas that may be acquired or discovered by the Corporation will be affected by numerous factors beyond its control.  The Corporation's ability to market its natural gas may depend upon its ability to acquire space on pipelines that deliver natural gas to commercial markets.  The Corporation may also be affected by deliverability uncertainties related to the proximity of its reserves to pipelines and processing facilities, and related to operational problems with such pipelines and facilities as well as extensive government regulation relating to price, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business.

The Corporation's revenues, profitability and future growth and the carrying value of its oil and gas properties are substantially dependent on prevailing prices of oil and gas.  The Corporation's ability to borrow and to obtain additional capital on attractive terms is also substantially dependent upon oil and gas prices.  Prices for oil and gas are subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil and gas, market uncertainty and a variety of additional factors beyond the control of the Corporation.  These factors include economic conditions, in the United States and Canada, the actions of the Organization of Petroleum Exporting Countries, governmental regulation, political stability in the Middle East and elsewhere, the foreign supply of oil and gas, the price of foreign imports and the availability of alternative fuel sources.  Any substantial and extended decline in the price of oil and gas would have an adverse effect on the Corporation's carrying value of its proved reserves, borrowing capacity, revenues, profitability and cash flows from operations.

The exchange rate between the Canadian and U.S. dollar also affects the profitability of the Corporation and the Canadian dollar has strengthened recently against the U.S. dollar.

Volatile oil and gas prices make it difficult to estimate the value of producing properties for acquisition and often cause disruption in the market for oil and gas producing properties, as buyers and sellers have difficulty agreeing on such value.  Price volatility also makes it difficult to budget for and project the return on acquisitions and development and exploitation projects.

In addition, bank borrowings available to the Corporation are in part determined by the Corporation's borrowing base.  A sustained material decline in prices from historical average prices could reduce the Corporation's borrowing base, therefore reducing the bank credit available to the Corporation which could require that a portion, or all, of the Corporation's bank debt be repaid.

Substantial Capital Requirements

The Corporation anticipates making substantial capital expenditures for the acquisition, exploration, development and production of oil and natural gas reserves in the future.  If the Corporation's revenues or reserves

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decline, it may have limited ability to expend the capital necessary to undertake or complete future drilling programs.  There can be no assurance that debt or equity financing or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to the Corporation.  The inability of the Corporation to access sufficient capital for its operations could have a material adverse effect on the Corporation's financial condition, results of operations or prospects.

Additional Funding Requirements

The Corporation's cash flow from its reserves may not be sufficient to fund its ongoing activities at all times.  From time to time, the Corporation may require additional financing in order to carry out its oil and gas acquisition, exploration and development activities.  Failure to obtain such financing on a timely basis could cause the Corporation to forfeit its interest in certain properties, miss certain acquisition opportunities and reduce or terminate its operations.  If the Corporation's revenues from its reserves decrease as a result of lower oil and natural gas prices or otherwise, it will affect the Corporation's ability to expend the necessary capital to replace its reserves or to maintain its production.  If the Corporation's cash flow from operations is not sufficient to satisfy its capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available to meet these requirements or available on terms acceptable to the Corporation.

Issuance of Debt

From time to time the Corporation may enter into transactions to acquire assets or the shares of other corporations.  These transactions may be financed partially or wholly with debt, which may increase the Corporation's debt levels above industry standards.  Depending on future exploration and development plans, the Corporation may require additional equity and/or debt financing that may not be available or, if available, may not be available on favourable terms.  Neither the Corporation's articles nor its by-laws limit the amount of indebtedness that the Corporation may incur.  The level of the Corporation's indebtedness from time to time, could impair the Corporation's ability to obtain additional financing in the future on a timely basis to take advantage of business opportunities that may arise.

Hedging

From time to time the Corporation may enter into agreements to receive fixed prices on its oil and natural gas production to offset the risk of revenue losses if commodity prices decline; however, if commodity prices increase beyond the levels set in such agreements, the Corporation will not benefit from such increases and the Corporation may nevertheless be obligated to pay royalties on such higher prices, even though not received by it, after giving effect to such agreements.  Similarly, from time to time the Corporation may enter into agreements to fix the exchange rate of Canadian to United States dollars in order to offset the risk of revenue losses if the Canadian dollar increases in value compared to the United States dollar; however, if the Canadian dollar declines in value compared to the United States dollar, the Corporation will not benefit from the fluctuating exchange rate.

Availability of Drilling Equipment and Access

Oil and natural gas exploration and development activities are dependent on the availability of drilling and related equipment in the particular areas where such activities will be conducted.  Demand for such limited equipment or access restrictions may affect the availability of such equipment to the Corporation and may delay exploration and development activities.  To the extent the Corporation is not the operator of its oil and gas properties, the Corporation will be dependent on such operators for the timing of activities related to such properties and will be largely unable to direct or control the activities of the operators.

Title to Assets

Title to oil and natural gas interests is often not capable of conclusive determination without incurring substantial expense.  It is the practice of the Corporation in acquiring significant oil and gas leases or interest in oil and gas leases to fully examine the title to the interest under the lease.  In the case of minor acquisitions the

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Corporation may rely upon the judgment of oil and gas lease brokers or landmen who perform the field work in examining records in the appropriate governmental office before attempting to place under lease a specific interest.  The Corporation believes that this practice is widely followed in the oil and gas industry.  Nevertheless, there may be title defects which affect lands comprising a portion of the Corporation's properties.  To the extent title defects do exist, it is possible that the Corporation may lose all or a portion of its right, title, estate and interest in and to the properties to which the title relates.

Reserve Estimates

There are numerous uncertainties inherent in estimating quantities of oil, natural gas and natural gas liquids reserves and cash flows to be derived therefrom, including many factors beyond the Corporation's control.  The reserve and associated cash flow information set forth herein represents estimates only.  In general, estimates of economically recoverable oil and natural gas reserves and the future net cash flows therefrom are based upon a number of variable factors and assumptions, such as historical production from the properties, production rates, ultimate reserve recovery, timing and amount of capital expenditures, marketability of oil and gas, royalty rates, the assumed effects of regulation by governmental agencies and future operating costs, all of which may vary from actual results.  For those reasons, estimates of the economically recoverable oil and natural gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues expected therefrom prepared by different engineers, or by the same engineers at different times, may vary.  The Corporation's actual production, revenues, taxes and development and operating expenditures with respect to its reserves will vary from estimates thereof and such variations could be material.

In accordance with applicable securities laws, GLJ, the independent reserves evaluator, has used both constant and forecast price and cost estimates in calculating reserve quantities included herein.  Actual future net revenue will be affected by other factors such as actual production levels, supply and demand for oil and natural gas, curtailments or increases in consumption by oil and natural gas purchasers, changes in governmental regulation or taxation and the impact of inflation on costs.

Actual production and revenues derived therefrom will vary from the estimates contained in the GLJ Report, and such variations could be material.  The GLJ Report is based in part on the assumed success of activities the Corporation intends to undertake in future years.  The reserves and estimated cash flows to be derived therefrom contained in the GLJ Report will be reduced to the extent that such activities do not achieve the level of success assumed in the GLJ Report.  The GLJ Report is effective as of a specific effective date and has not been updated and thus does not reflect changes in the Corporation's resources since that date.

Insurance

The Corporation's involvement in the exploration for and development of oil and natural gas properties may result in the Corporation becoming subject to liability for pollution, blow outs, property damage, personal injury or other hazards.  Although prior to drilling the Corporation will obtain insurance in accordance with industry standards to address certain of these risks, such insurance has limitations on liability that may not be sufficient to cover the full extent of such liabilities.  In addition, such risks may not in all circumstances be insurable or, in certain circumstances, the Corporation may elect not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or other reasons.  The payment of such uninsured liabilities would reduce the funds available to the Corporation.  The occurrence of a significant event that the Corporation is not fully insured against, or the insolvency of the insurer of such event, could have a material adverse effect on the Corporation's financial position, results of operations or prospects.

Management of Growth

The Corporation may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls.  The ability of the Corporation to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expend, train and manage its employee base.  The inability of the Corporation to deal with this growth could have a material adverse impact on its business, operations and prospects.

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Expiration of Licences and Leases

The Corporation's properties are held in the form of licences and leases and working interests in licences and leases.  If the Corporation or the holder of the licence or lease fails to meet the specific requirement of a licence or lease, the licence or lease may terminate or expire.  There can be no assurance that any of the obligations required to maintain each licence or lease will be met.  The termination or expiration of the Corporation's licences or leases or the working interests relating to a licence or lease may have a material adverse effect on the Corporation's results of operations and business.

Uncertainty of Global Financial Markets

On September 11, 2001, the United States was the subject of terrorist attacks resulting in significant loss of life and property damage.  The events of September 11, 2001 and the response of the United States and other nations have created an environment of uncertainty in global financial markets, the effect of which could have a material impact upon the Corporation, its business and its ability to finance operations.

Dividends

The Corporation does not currently pay any dividends on its outstanding shares.  Payment of dividends in the future will be dependent on, among other things, the cash flow, results of operations and financial condition of the Corporation, the need for funds to finance ongoing operations and other business considerations as the board of directors of the Corporation considers relevant.

Aboriginal Claims

Aboriginal peoples have claimed aboriginal title and rights to portions of western Canada.  The Corporation is not aware that any claims have been made in respect of its property and assets, however, if a claim arose and was successful this could have an adverse effect on the Corporation and its operations.

Seasonality

The level of activity in the Canadian oil and gas industry is influenced by seasonal weather patterns.  Wet weather and spring thaw may make the ground unstable.  Consequently, municipalities and provincial transportation departments enforce road bans that restrict the movement of rigs and other heavy equipment, thereby reducing activity levels.  Also, certain oil and gas producing areas are located in areas that are inaccessible other than during the winter months because the ground surrounding the sites in these areas consists of swampy terrain.  Seasonal factors and unexpected weather patterns may lead to declines in exploration and production activity and corresponding declines in the demand for the goods and services of the Corporation.

Third Party Credit Risk

The Corporation is or may be exposed to third party credit risk through its contractual arrangements with its current or future joint venture partners, marketers of its petroleum and natural gas production and other parties.  In the event such entities fail to meet their contractual obligations to the Corporation, such failures could have a material adverse effect on the Corporation and its cash flow from operations.

Conflicts of Interest

The directors or officers of the Corporation may also be directors or officers of other oil and gas companies or otherwise involved in natural resource exploration and development and situations may arise where they are in a conflict of interest with the Corporation.  Conflicts of interest, if any, which arise will be subject to and governed by procedures prescribed by the ABCA which require a director or officer of a corporation who is a party to, or is a director or an officer of, or has some material interest in any person who is a party to, a material contract or proposed material contract with the Corporation disclose his or her interest and, in the case of directors, to refrain from voting on any matter in respect of such contract unless otherwise permitted under the ABCA.

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Reliance on Key Personnel

The Corporation's success depends in large measure on certain key personnel.  The loss of the services of such key personnel could have a material adverse affect on the Corporation.  The Corporation does not have key person insurance in effect for management.  The contributions of these individuals to the immediate operations of the Corporation are likely to be of central importance.  In addition, the competition for qualified personnel in the oil and natural gas industry is intense and there can be no assurance that the Corporation will be able to continue to attract and retain all personnel necessary for the development and operation of its business.  Investors must rely upon the ability, expertise, judgment, discretion, integrity and good faith of the management of the Corporation.

ADDITIONAL INFORMATION

Additional information relating to the Corporation can be found on SEDAR at www.sedar.com.  Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Corporation's securities and securities authorized for issuance under equity compensation plans is contained in the Corporation's Information Circular - Proxy Statement for the most recent annual meeting of shareholders that involved the election of directors.  Additional financial information is contained in the Corporation's consolidated financial statements for the year ended December 31, 2004 and the related management's discussion and analysis for the most recently completed financial year.

The Corporation will provide to any person or corporation, upon request to the Corporation:

(a)

when the securities of the Corporation are in the course of a distribution pursuant to a preliminary short form prospectus or a short form prospectus:

(i)

one copy of High Point's annual information form, together with one copy of any document, or the pertinent pages of any document, incorporated therein by reference;

(ii)

one copy of the comparative financial statements of High Point for its most recently completed financial year in respect of which such financial statements have been issued, together with the report of the auditor thereon, and one copy of any interim financial statements of High Point subsequent to the financial statements for its most recent financial year;

(iii)

one copy of the information circular of High Point in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared in lieu of that circular, as appropriate, and

(iv)

one copy of any other document that is incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above; or

(b)

at any other time, a copy of the documents referred to in clauses (a)(i), (ii) or (iii) above, provided the Corporation may require a payment of a reasonable charge if the request is made by a person or Corporation who is not a security holder of High Point.

Additional copies of this Annual Information Form and the materials listed in the preceding paragraph and any other document incorporated herein by reference are available on the foregoing basis and upon request by contacting the Corporation at its offices at 1400, 255 – 5th Avenue S.W., Calgary, Alberta, T2P 3G6, or by phone at (403) 264-2487, fax at (403) 264-2498 or e-mail at info@highpointres.com.

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APPENDIX 1

FORM 51-101F3

REPORT OF MANAGEMENT AND DIRECTORS ON OIL AND GAS DISCLOSURE

Management of High Point Resources Inc. (the "Company") are responsible for the preparation and disclosure of information with respect to the Company's oil and gas activities in accordance with securities regulatory requirements.  This information includes reserves data, which consist of the following:

(a)

(i)

proved and proved plus probable oil and gas reserves estimated as at December 31, 2004 using forecast prices and costs; and

(ii)

the related estimated future net revenue; and

(b)

(i)

proved oil and gas reserves estimated as at December 31, 2004 using constant prices and costs; and

(ii)

the related estimated future net revenue.

An independent qualified reserves evaluator has evaluated the Company's reserves data.  The report of the independent qualified reserves evaluator is presented below.

The Audit and Reserves Committee of the board of directors of the Company has

(c)

reviewed the Company's procedures for providing information to the independent qualified reserves evaluator;

(d)

met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation; and

(e)

reviewed the reserves data with management and the independent qualified reserves evaluator.

The Audit and Reserves Committee of the board of directors has reviewed the Company's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management.  The board of directors has, on the recommendation of the Audit and Reserves Committee, approved

(f)

the content and filing with securities regulatory authorities of the reserves data and other oil and gas information;

(g)

the filing of the report of the independent qualified reserves evaluator on the reserves data; and

(h)

the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

(signed)	(signed)
Glen A. Yeryk	R. James Brown
President and Chief Executive Officer	Vice President Finance and Chief Financial Officer

(signed)	(signed)
Glenn R. Carley	Fred C. Coles
Director and Member of the Audit and Reserves Committee	Director and Member of the Audit and Reserves Committee
March 21, 2005

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FORM 51-101F2

REPORT ON RESERVES DATA

BY

INDEPENDENT QUALIFIED RESERVES

EVALUATOR OR AUDITOR

To the board of directors of High Point Resources Inc. (the "Company"):

1.

We have prepared an evaluation of the Company's reserves data as at December 31, 2004.  The reserves data consist of the following:

(a)

(i)

proved and proved plus probable oil and gas reserves estimated as at December 31, 2004, using forecast prices and costs; and

(ii)

the related estimated future net revenue; and

(b)

(i)

proved oil and gas reserves estimated as at December 31, 2004, using constant prices and costs; and

(ii)

the related estimated future net revenue.

2.

The reserves data are the responsibility of the Company's management.  Our responsibility is to express an opinion on the reserves data based on our evaluation.

We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3.

Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement.  An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions in the COGE Handbook.

4.

The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us for the year ended December 31, 2004, and identifies the respective portions thereof that we have audited, evaluated and reviewed and reported on to the Company's board of directors:

Description and Preparation Date of Evaluation Report	Location of Reserves (County or Foreign Geographic Area)	Net Present Value of Future Net Revenue (before income taxes, 10% discount rate)
		Audited	Evaluated	Reviewed	Total

February 16, 2005	Canada	$0	$126,465	$0	$126,465

5.

In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook.

6.

We have no responsibility to update this evaluation for events and circumstances occurring after the preparation dates.

7.

Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above:

Gilbert Laustsen Jung Associates Ltd., Calgary, Alberta, Canada

Dated March 9, 2005

(signed)

Terry L. Aarsby, P. Eng.

Manager, Engineering

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APPENDIX 2

AUDIT AND RESERVES COMMITTEE
MANDATE AND TERMS OF REFERENCE

PURPOSE

The purpose of the Audit and Reserves Committee (the "Committee") is to assist the board of directors (the "Board") of the Corporation in fulfilling its oversight responsibility by generally:

(i)

reviewing financial information provided to the Corporation's shareholders, the financial control system which management has established and the audit process;

(ii)

reviewing estimates of the oil, natural gas and natural gas liquids reserves of the Corporation prepared by management and by any independent consultants; and

(iii)

assuring the external auditor's and independent consulting engineer's independence.

COMPOSITION

1.

The Committee shall be composed of a minimum of three external directors, which may include the non-executive Chairman.

2.

The members of the Committee shall be appointed or re-appointed at the meeting of the Board immediately following each annual meeting of the shareholders of the Corporation.  Each member of the Committee shall continue to be a member thereof until his successor is appointed, unless he shall resign or be removed by the Board or he shall otherwise cease to be a director of the Corporation.  Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board and shall be filled by the Board if the membership of the Committee is less than three directors as a result of the vacancy.

3.

The Board or, in the event of its failure to do so, the members of the Committee, shall appoint a chairman (the "Chairman") from among their number.  If the Chairman of the Committee is not present at any meeting of the Committee, the Chairman of the meeting shall be chosen by the Committee from among the members present.

MEETINGS AND MINUTES

1.

The time and place of meetings of the Committee and the procedure at such meetings shall be determined from time to time by the members thereof, subject to the following:

(a)

The Committee shall meet at least four times per year.  The meetings shall be scheduled to permit timely review of the interim and annual financial statements and the annual independent engineering reports on the Corporation's reserves.  Additional meetings will be held as deemed necessary by the Chairman of the Committee or as requested by any member, the President, the Chief Financial Officer or by the external auditors.

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(b)

A quorum for a meeting shall be a majority of the Committee members, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak to and hear each other.

(c)

Notice of the time and place of every meeting shall be given to each member not less than 24 hours before the time of the meeting, provided that meetings may be held without formal notice if all of the members are present and do not object to notice not having been given or if those absent waive notice in any manner before or after the meeting.  Notices of meetings may be given verbally or in writing or by electronic communication and need not be accompanied by an agenda or any other material.

(d)

The external auditor shall be given notice of, and shall be entitled to attend, each meeting of the Committee which deals with financial statements or financial controls.

(e)

The Committee shall at all times have the right to determine who shall and shall not be present at any part of the meetings of the Committee, and shall regularly meet with the external auditor without management present.

2.

At each meeting, the Committee shall designate a Secretary for the meeting who may be a member of the Committee, an officer or employee of the Corporation or any other person considered appropriate by the Committee.  All deliberations, recommendations and decisions of the Committee shall be recorded by the Secretary in the minutes of the meetings of the Committee.  A verbal report on such meeting shall be made by the Chairman of the Committee to the Board at the next Board meeting and the minutes of such meeting shall be circulated to the Committee and the Board prior to the next following Committee and Board meetings, respectively.

ROLE AND RESPONSIBILITIES

The Committee shall have the following functions, duties and responsibilities:

A.

Audit Matters

1.

Review the annual financial statements with management and the external auditor prior to their submission to the Board for approval and issuance of the external auditor’s opinion.

2.

Review annually the results of the external auditor's audit of the Corporation's financial statements, and their management letter, and report to the Board any matter remaining unresolved and generally be responsible for overseeing the work of the external auditor, including the resolution of disagreements between management and the external auditor regarding financial reporting.

3.

Review annually the results of the external auditor's procedures relating to the state of the Corporation's internal control systems and report to the Board the results of the review.

4.

Review, making specific inquiry regarding payment of taxes and employee remittances, the unaudited quarterly financial statements with management and approve the same.

5.

Review, prior to issuance, the press release and shareholders' report prepared to accompany the quarterly financial statements.

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6.

Review, prior to issue or review by the Board, all continuous disclosure and other documents of the Corporation that include financial statements either directly or incorporated by reference.

7.

Annually review senior management's expense claims.

8.

Review the quality of service and performance of the external auditor and recommend annually to the Board the appointment or reappointment of an external auditor.

9.

Review annually external audit fees.

10.

Review annually and report to the Board on the insurable risks and insurance coverages of the Corporation.

11.

Review annually and report to the Board on outstanding litigation, claims or other contingencies, including tax assessments which could have a material effect.

12.

Review any non-audit related services provided by the external auditor and the fees related thereto and assess the impact of such non-audit related services on the independence of the external auditors.

13.

Receive annually a report of management as to its internal control processes.

14.

Review and pre-approve any non-audit services to be provided by the external auditors and consider the impact on the independence of such auditors and in connection therewith the Committee may delegate to one or more independent members the authority to pre-approve non-audit services, provided that the member reports to the Committee at the next scheduled meeting such pre-approval and the member complies with such other procedures as may be established by the Committee from time to time in connection therewith.

15.

Ensure that adequate procedures are in place for review of the Corporation's public disclosure of financial information extracted or derived from the Corporation's financial statements and periodically assess the adequacy of such procedures.

16.

Establish a procedure for:

(a)

the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters; and

(b)

the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

17.

Review and approve the Corporation's hiring policies regarding partners and employees and former partners and employees of the present and former external auditors of the Corporation.

The Committee has authority to communicate directly with the internal auditors (if any) and the external auditors of the Corporation.  The Committee will also have the authority to investigate any financial activity of the Corporation.  All employees of the Corporation are to cooperate as requested by the Committee.

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B.

Reserve Matters

The Committee is responsible for:

1.

reviewing the Corporation's procedures relating to the disclosure of information with respect to oil and gas activities including reviewing its procedures for complying with its disclosure requirements and restrictions set forth under applicable securities requirements;

2.

reviewing the Corporation's procedures for providing information to the independent evaluator;

3.

meeting, as considered necessary, with management and the independent evaluator to determine whether any restrictions placed by management affect the ability of the evaluator to report without reservation on the Reserves Data (as defined in NI 51-101) (the "Reserves Data") and to review the Reserves Data and the report of the independent evaluator thereon (if such report is provided);

4.

reviewing the appointment of the independent evaluator and, in the case of any proposed change to such independent evaluator, determining the reason therefor and whether there have been any disputes with management;

5.

providing a recommendation to the Board of Directors as to whether to approve the content or filing of the statement of the Reserves Data and other information that may be prescribed by applicable securities requirements including any reports of the independent engineer and of management in connection therewith;

6.

reviewing the Corporation's procedures for reporting other information associated with oil and gas producing activities; and

7.

generally reviewing all matters relating to the preparation and public disclosure of estimates of the Corporation's reserves.

If, in order to properly discharge its functions, duties and responsibilities, it is necessary, in the opinion of the Committee, that the Committee obtain the advice and counsel of internal and/or external advisors, the Chairman shall, at the request of the Committee (and subject to the approval of the Board in the case of external advisors only), engage the necessary advisors.

Adopted by the Board on March 9, 2005.

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